                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-33675


                                1,334,000 SHARES

                    [NEUTRAL POSTURE ERGONOMICS, INC. LOGO]

                                  COMMON STOCK

                             ---------------------

     Of the 1,334,000 shares of Common Stock being offered hereby, 900,000 shares of Common Stock are being offered by Neutral Posture Ergonomics, Inc. (the "Company") and 434,000 shares of Common Stock are being offered by the Selling Shareholders. See "Principal and Selling Shareholders" and "Underwriting." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders or from the sale of Common Stock offered by certain of the Selling Shareholders in connection with any exercise of the Underwriter's over-allotment option.

     Prior to this offering, there has been no public market for the Common Stock. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting." The Common Stock has been approved for listing on the Nasdaq Stock Market's National Market under the symbol "NTRL."

                             ---------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF
      CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                      OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================================
                                                     UNDERWRITING                                  PROCEEDS TO
                                PRICE TO             DISCOUNT AND           PROCEEDS TO              SELLING
                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)            SHAREHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share...............         $6.00                   $.48                  $5.52                  $5.52
------------------------------------------------------------------------------------------------------------------
Total(3)................       $8,004,000              $640,320              $4,968,000             $2,395,680
==================================================================================================================
------------------------------------------------------------------------------------------------------------------

(1) Does not reflect additional compensation to Huberman Financial, Inc. (the "Underwriter") in the form of warrants granted to the Underwriter to purchase 133,400 shares of Common Stock at a price of 120% of the Price to Public exercisable over a period of four years commencing one year from consummation of the offering (the "Underwriter's Warrants"). In addition, the Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $400,000 payable by the Company.

(3) Certain of the Selling Shareholders have granted the Underwriter a 45-day option to purchase up to an additional 160,000 shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If the Underwriter exercises this option in full, then the total Price to Public, Underwriting Discount and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $8,964,000, $717,120, $4,968,000 and
    $3,278,880, respectively.

     The shares of Common Stock are offered by the Underwriter subject to receipt and acceptance by the Underwriter, and subject to its right to reject any order in whole or in part. It is expected that certificates representing the shares of Common Stock will be ready for delivery on or about October 24, 1997.

                             ---------------------

                            HUBERMAN FINANCIAL, INC.

                The date of this Prospectus is October 20, 1997.

                             [Picture of a chair.]
                            [Picture of Astronaut.]
               [Imagine Yourself in a Neutral Posture(R) Chair"]
                             [ERGO 2000(TM) Logo.]
                              [Picture of chairs.]
           [Imagine emulating the body position of weightlessness in
                  space -- free, neutral and without stress.]
               [Picture of a male and female sitting in chairs.]
     [Picture of male and female sitting in the neutral posture position.]
                              [Picture of Earth.]
              [Imagine a chair that emulates the body position of
         weightlessness in space -- free, neutral and without stress.]
                                    [NTR 2.]
                             [Pictures of chairs.]
                    [Neutral Posture Ergonomics, Inc. Logo]
                              [Picture of chairs.]
                             [Sit in First Class.]
           [Neutral Posture(R) chairs accommodate the 5th percentile
                      female to the 95th percentile male.]
                       [Pictures of ComputErgo(TM) Logo]
                             [ComputErgo(TM) Logo]
                              [Picture of chair.]
                              [THE NPE DIFFERENCE]
                  [- Product designed by certified ergonomist]
                    [- Designs based on anthropometric data]
                 [- Chairs have interchangeable key components]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. Except as otherwise specified, the information in this prospectus (i) gives effect to a 19-for-1 stock dividend (accounted for as a stock split) effected by the Company on August 11, 1997, (ii) assumes no exercise of the Underwriter's over-allotment option to purchase additional shares of stock and (iii) assumes no exercise of the Underwriter's Warrants. A reference to a "fiscal year" by date refers to the Company's fiscal year ending June 30 of that calendar year. "Neutral Posture(R)" and "ComputErgo(TM)" are trademarks of the Company.

                                  THE COMPANY

     The Company manufactures, markets and distributes ergonomic chairs based upon patented and/or patent-pending designs of Jerome Congleton, Ph.D., P.E., C.P.E., an ergonomist certified by the Board of Certification in Professional Ergonomics who serves as a design consultant to, and a director of, the Company. Based on anthropometrics, the scientific study of the measurements of size, weight and proportions of the human body, the Company manufactures five series of ergonomic chairs designed to minimize the physical stress imposed upon the human body while seated. Virtually all chairs marketed under the Neutral Posture tradename can be adjusted to accommodate the size, weight and proportions of body types from as small as the 5th percentile female to as large as the 95th percentile male. The Company is not aware of any other chair on the market that
(i) is designed by a certified ergonomist, (ii) is designed based on anthropometric studies, and (iii) has interchangeable key components such as seats, backs and arms.

     The Company believes that the increase in computer users and other domestic white collar office employees has benefitted, and the anticipated increase in white collar office employees outside of the United States will benefit, its ergonomic furniture business. The Company also believes that repetitive stress injuries, which affect a number of seated workers, have created a market demand for ergonomically designed products. According to the U.S. Bureau of Labor Statistics, 62% of all workplace injuries in 1995 resulted from the stress of repetitive motion on muscles and tendons. In addition, according to the National Institute for Occupational Safety and Health, repetitive stress injuries cost employers approximately $20 billion as a result of 2.73 million workers' compensation claims in 1993. To address this reported problem, the Company intends to research, create and develop additional ergonomic products consistent with the Company's philosophy that its designs be based on ergonomic research and anthropometric data. The Company's customers include AT&T Cellular One, Banc One Corporation ("Banc One"), Hewlett-Packard Company ("Hewlett-Packard"), International Business Machines Corporation ("IBM"), Intel Corporation, the Internal Revenue Service, Lockheed Martin Corporation, Relax the Back Franchising Company ("Relax the Back"), Sprint Corporation, the State of Washington, Union Carbide Corporation, United Parcel Service of America, Inc. ("UPS"), the U.S. House of Representatives and U.S. Robotics Corporation.

     During the first quarter of calendar year 1998, the Company anticipates producing a portable ergonomic workstation for the transport and use of a laptop computer, marketed under the tradename ComputErgo(TM). This patent-pending product is being designed to help alleviate repetitive stress injuries associated with the emergence of "alternative officing," utilizing a laptop computer at any locale other than the traditional office.

     The Company (formerly named Congleton Ergonomic Chairs, Incorporated) was incorporated under the laws of the State of Texas in 1990. The Company's principal executive offices are located at 3904 N. Texas Ave., Bryan, Texas 77803, and its telephone number is (409) 778-0502.

                                  THE OFFERING

Common Stock offered by the
  Company..................  900,000 shares

Common Stock offered by the
  Selling Shareholders.....  434,000 shares

Common Stock to be
outstanding after the
  offering.................  3,200,000 shares(1)

Use of proceeds............  The Company intends to use the net proceeds from the offering (i) to develop, manufacture and market ComputErgo(TM), (ii) to seek to obtain ISO 9000 certification, (iii) to enhance the Company's core products and to develop additional ergonomic products, (iv) to add engineering and marketing resources, (v) to repay outstanding bank indebtedness, and (vi) for working capital. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders or from the sale of Common Stock offered by certain of the Selling Shareholders in connection with any exercise of the Underwriter's over-allotment option. See "Use of Proceeds."

Nasdaq National Market
  symbol...................  NTRL
---------------

(1) Excludes (i) 200,000 shares of Common Stock reserved for issuance under the Company's 1997 Omnibus Securities Plan, of which the Company intends to issue as soon as practicable following consummation of the offering options to acquire 80,000 shares of Common Stock, (ii) 200,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's Amended and Restated 1996 Nonqualified Stock Option Plan, (iii) 133,400 shares of Common Stock subject to the Underwriter's Warrants. See "Management -- 1997 Omnibus Securities Plan," "Management -- Amended and Restated 1996 Nonqualified Stock Option Plan" and "Underwriting."

                             SUMMARY FINANCIAL DATA

                                                                  YEAR ENDED JUNE 30,
                                                              ---------------------------
                                                                1996             1997
                                                              ---------      ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.................................................    $11,064        $   12,089
  Cost of sales.............................................      7,683             7,594
                                                                -------        ----------
  Gross profit..............................................      3,381             4,495
  Selling, general and administrative expense...............      2,980             3,414
                                                                -------        ----------
  Operating income..........................................        401             1,081
  Interest expense and other, net...........................         58                78
                                                                -------        ----------
  Income before income taxes................................        343             1,003
  Pro forma income tax expense(1)...........................        128               293
                                                                -------        ----------
  Pro forma net income(1)...................................    $   215        $      710
                                                                =======        ==========
  Pro forma earnings per share(1)...........................                   $      .28
                                                                               ==========
  Weighted average common and common equivalent shares
     outstanding............................................                    2,500,000
                                                                               ==========

                                                                   JUNE 30, 1997
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(2)
                                                              ------    --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $  591        $5,159
  Total assets..............................................   3,698         8,266
  Long-term debt, less current portion......................     607           607
  Shareholders' equity......................................   1,599         6,167

---------------

(1) Effective as of April 1, 1996, the Company elected to operate as a Subchapter S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and comparable provisions of certain state tax laws. The amounts shown reflect pro forma provisions for state and federal income taxes as if the Company had been subject to such income taxation during the entire fiscal years 1996 and 1997. See "Termination of Subchapter S Corporation Status" and Note 4 of the Notes to Financial Statements.

(2) Adjusts the actual amounts to reflect the sale of the shares offered hereby. See "Termination of Subchapter S Corporation Status" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information contained in this prospectus, prospective investors should consider the following factors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

     STRONG COMPETITION IN THE CONTRACT FURNITURE INDUSTRY. The contract furniture industry is highly competitive, with a significant number of competitors offering similar products. Many of the Company's competitors are large and have significantly greater financial, marketing, manufacturing and technical resources than those of the Company. The Company's most significant competitors include Steelcase, Inc., Herman Miller, Inc. and Haworth, Inc. These competitors have a substantial volume of furniture installed at businesses throughout the country, providing a continual source of demand for further products and enhancements. Moreover, the products of these competitors have strong acceptance in the marketplace, and such competitors could develop alternative product designs which could give them a competitive advantage over the Company. The Company also competes with numerous smaller ergonomic furniture companies such as HAG, Inc., Grahl Industries, Inc. and Bodybilt, Inc., a wholly-owned subsidiary of Ergobilt, Inc. ("Bodybilt"). In addition, the Company faces significant price competition from its competitors and may encounter competition from new market entrants. There can be no assurance that the Company will be able to compete successfully in the future.

     DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend on the continued efforts of Dr. Jerome Congleton, consultant, Rebecca E. Boenigk, Chairman of the Board and Chief Executive Officer, David W. Campbell, President, Gregory A. Katt, Vice President, Chief Financial Officer and Secretary/ Treasurer, and David W. Ebner, Vice President of Operations. Dr. Congleton has a consulting agreement with the Company that expires July 1, 2007. Mrs. Boenigk and Messrs. Campbell, Katt and Ebner have employment agreements with the Company which contain non-compete and non-solicitation clauses and expire July 1, 2000, subject to automatic one-year extensions unless either party gives 90 days' notice of its intention not to renew. The Company maintains key person life insurance on Dr. Congleton, Mrs. Boenigk and Mr. Campbell. The loss of the services of one or more key personnel could have a material adverse effect on the Company. The Company's success also depends on its ability to retain its key management, marketing and sales personnel and to attract, assimilate and retain qualified personnel at a reasonable cost. There can be no assurance that the Company will be successful in attracting, assimilating and retaining such personnel. See "Management."

     PRODUCT CONCENTRATION; NEW PRODUCTS. At the present time, the Company's products are primarily limited to five series of ergonomic office chairs marketed under the Neutral Posture tradename. The Company is subject to the risk that demand for its existing products may be diminished by changing market conditions, consumer preferences or competition, any of which could have a material adverse effect on the Company. There can be no assurance that the Company will be able to develop additional ergonomic products or that a market would develop for any such products. Significant expenditures will be necessary for the Company to offer new products, and it may take an extended period of time for revenues to cover expenses. In addition, new products may have quality or other defects in the early stages of introduction that were not anticipated in the design of those products. The Company cannot determine the effect on operating results of unanticipated complications in product introductions. If the Company is able to develop new products, there can be no assurance that they will achieve market acceptance or otherwise be successfully introduced. Any such failure may have a material adverse effect on the Company. See
"Business -- Products."

     RELIANCE ON INTELLECTUAL PROPERTY. The Company owns a United States patent and several trademarks in order to protect certain of its chair designs and other intellectual property. The Company's patent covering virtually all of the Neutral Posture chairs expires in October 2003. Because the Company's chairs can be manufactured with a relatively small investment in infrastructure, expiration of the patent in 2003 will thereafter leave the Company with few, if any, entry barriers against existing furniture manufacturers or new market entrants that desire to make competitive chairs based on the design encompassed by such patent.

     The Company does, however, have several patents pending, including the patent application covering ComputErgo(TM), and the Company possesses a wide array of unpatented proprietary know-how and common law trademarks. The Company's ability to compete effectively with other companies depends, to a significant extent, on its ability to maintain the proprietary nature of its intellectual property. There can be no assurance as to the degree of protection offered by the claims of the patent and various trademarks or the likelihood that patents or trademarks will be issued on pending or contemplated applications. If the Company were unable to maintain the proprietary nature of its intellectual property with respect to its current or any future products, it could have a material adverse effect on the Company. See "Business -- Patents and Trademarks."

     There can be no assurance that any patents or trademarks that the Company has or may obtain will not be challenged, invalidated, canceled, narrowed or circumvented, or that the rights granted thereunder will provide significant proprietary protection of competitive advantages to the Company. There can be no assurance that, if challenged, the Company's patent or trademarks would be held valid by a court of competent jurisdiction. If the Company were to lose its patent covering virtually all of the Company's chairs prior to its expiration in October 2003 the Company may need to rely on its license to use such patent. A 1991 settlement agreement conditions such license on the Company being majority-owned by Rebecca E. Boenigk and Jaye E. Congleton, a limitation which would significantly limit the Company's ability to obtain additional equity capital in the future. In addition, the Company's competitors may have filed for patent protection which is not as yet a matter of public knowledge. Moreover, a court could interpret a third party's patents broadly so as to cover some of the Company's products.

     The Company has sought and intends in the future to enforce its intellectual property rights. In May 1997, the Company initiated arbitration proceedings against Bodybilt claiming, among other things, patent infringement. In a separate litigation matter filed in September 1997, Bodybilt is disputing the validity of the assignment from Dr. Congleton to the Company of the patent covering virtually all of the Company's chairs and is seeking an injunction of the arbitration proceeding. See "Legal Proceedings."

     Because Texas A&M University, where Dr. Congleton is employed as a professor, declined to unconditionally release any rights it may have had in ComputErgo(TM), the Company agreed to pay to Texas A&M University a perpetual 1% royalty of the gross sales of every ComputErgo(TM) sold by the Company. The Company believes this was the least expensive way to obtain Texas A&M University's assignment of all rights it may have had in ComputErgo(TM). The Company has been informed that Texas A&M University will pay Dr. Congleton approximately one-half of its 1% royalty in accordance with its standard policy. Although the Company does not believe that Texas A&M University has any claims to Dr. Congleton's inventions, there can be no assurance that Texas A&M University will not assert such claims in the future and that, if Texas A&M University does, such claims will not be successful.

     UNCERTAINTY OF MAINTAINING LISTING ON NASDAQ STOCK MARKET'S NATIONAL MARKET. The National Association of Securities Dealers has informed the Company that, pursuant to an internal policy interpreting the Nasdaq National Market's initial listing requirement that the market value of an issuer's public float be at least $8 million, the Company may be delisted from the Nasdaq Stock Market's National Market if the inside bid price for the Common Stock falls below $6.00 per share at any time during the initial five trading days following the offering. Consequently, there is a significant risk that the Common Stock could be delisted from the Nasdaq Stock Market's National Market. If the Common Stock were delisted, the Company would seek listing on Nasdaq Stock Market's SmallCap Market and there would be a significant risk that the liquidity of the Common Stock would diminish.

     PENNY STOCK REGULATION. In the event the Common Stock is delisted from trading on any Nasdaq market and the trading price of the Common Stock is less than $5.00 per share, trading in the Common Stock would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company may be delisted from trading on Nasdaq if certain maintenance standards concerning the public float of the Common Stock, the market value of the public float of the Common Stock, the number of shareholders of Common Stock or the number of market makers in the Common Stock are not met. Under Rule 15g-9, broker/dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The Securities Enforcement

Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a "penny stock" (generally, according to regulations adopted by the Securities and Exchange Commission (the "Commission"), any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could severely limit the market liquidity of the Common Stock and the ability of purchasers in the offering to sell their securities in the secondary market. There can be no assurance that the Company will not be delisted from Nasdaq or that the price of the Common Stock per share will remain above $5.00.

     DEPENDENCE ON SUPPLIERS AND SUBCONTRACTORS. The Company's largest supplier, Leggett & Platt, Inc., is currently the only source of an adjustment mechanism that is a key component of Neutral Posture chairs. While the Company has not had any adverse experience with this supplier, the Company has no binding supply contract with Leggett & Platt, Inc. Unless alternative supply sources are identified for this adjustment mechanism, the Company could be subject to pricing risks, delivery delays and quality control problems, or even unavailability of the component, any of which could have a material adverse effect on the Company. Commencing in October 1997, the Company intends that Shepherd Products, Inc. ("Shepherd") will begin to manufacture the majority of the Company's seats and backs. Any disruption in the ability of Shepherd to manufacture such seats and backs would have a material adverse effect on the Company.

     ECONOMIC FACTORS AFFECTING THE CONTRACT FURNITURE INDUSTRY. Fluctuations in industry revenues may be driven by a variety of macroeconomic factors, such as white collar employment levels, corporate cash flows and non-residential commercial construction, as well as industry factors such as corporate reengineering and restructuring, technology demands, ergonomic, health and safety concerns and corporate relocations. There can be no assurance that current or future economic or industry trends will not adversely affect the Company.

     DIFFICULTY OF MANAGING EXPANDING OPERATIONS. Since August 1992, the Company has experienced substantial growth. If the Company continues to grow, the Company's ability to manage growth successfully will require it to continue to improve its operations and financial management and to train, motivate, assimilate and effectively manage its employees. The Company's failure to manage growth successfully could have a material adverse effect on the Company. The Company's future success also depends on its continuing ability to attract, assimilate and retain highly qualified managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will retain its key managerial employees or that it will be successful in attracting, assimilating or retaining highly qualified managerial and engineering personnel in the future.

     DEPENDENCE ON SIGNIFICANT CUSTOMERS. The Company's largest customers, the General Services Administration ("GSA"), UPS, Banc One, Relax the Back, the State of Washington and Hewlett-Packard accounted for approximately 16.2%, 10.4%, 6.2%, 5.4%, 5.3% and 4.9%, respectively, of its total revenues in fiscal year 1997. The Company's contract with the GSA which is subject to renegotiation or termination at the convenience of the GSA expires on January 20, 2001. The Company has no binding contracts with UPS, Banc One, Relax the Back, the State of Washington or Hewlett-Packard. One of the Company's dealers has an agreement with the State of Washington, but there is no long-term contract between the Company and such dealer. The loss of any of these customers, or a reduction in any of these customers' purchases, could have a material adverse effect on the Company.

     POSSIBLE ACQUISITIONS AND ALLIANCES. The Company's growth strategy includes possible acquisitions and strategic marketing alliances to broaden its product line. However, no assurance can be given that the Company will be able to find attractive acquisition or alliance candidates or consummate acquisitions or that it will successfully integrate or operate any acquired business. In the event that the Company makes any such acquisition or alliance, there can be no assurance that any such acquisition or alliance will not have a material adverse effect on the Company, particularly, in the case of acquisitions, during the period in which such operations are being integrated into those of the Company. Furthermore, the Company's ability to make acquisitions or enter into alliances may depend upon its ability to obtain financing, and there can be no assurance that the Company will be able to obtain financing on acceptable terms, if at all.

     UNCERTAIN MARKET DEMAND. Public awareness of ergonomics and the application of anthropometrics is limited. There is limited data to validate the potential market demand for the Company's products. There can be no assurance that this increased market demand will develop or that the Company will be successful in marketing ergonomic contract furniture or other products.

     POTENTIAL PRODUCT LIABILITY. The Company is subject to product liability claims as a result of alleged product design and manufacturing defects. The Company could be liable for product liability claims for failure to provide appropriate literature warnings or directions with its products. The Company also could be liable for product liability claims for defective products or components as a result of its participation in the distribution of products or components, even if the Company did not actually design, manufacture or assemble the products or components. Although the Company has not experienced any material loss due to product liability claims to date and currently maintains product liability insurance coverage that it considers appropriate, there can be no assurance that the amount or scope of the coverage maintained by the Company will be adequate to protect it in the event a significant product liability claim is asserted successfully.

     WARRANTY LIABILITY. Various components of the Company's chairs are warranted against defects in materials or work quality for up to five years. The Company has not experienced any material loss from warranty claims to date and maintained a reserve, at June 30, 1997, of $131,000 for such claims. There can be no assurance, however, that material warranty claims will not be asserted in the future or, if asserted, that the Company's reserve will be adequate.

     RISK OF ENVIRONMENTAL LIABILITIES. The past and present business operations of the Company and the past and present ownership and operation of the manufacturing plant on real property owned by the Company are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. The Company cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions on its real property may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by the Company, some of which may be material.

     CONTROL BY INSIDERS. Following completion of the offering, the Company's directors, executive officers and their relatives will control approximately 60.8% (56.0% if the Underwriter's over-allotment option is exercised in full) of the Company's outstanding voting securities and will be in a position to elect the Company's directors and officers, to control the policies and operations of the Company and to determine the outcome of corporate transactions or other matters submitted for shareholder approval. These matters may include mergers, consolidations, the sale of the Company's assets or a change in control of the Company. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company.

     SEASONALITY. Historically, the Company's business has been subject to seasonality. Typically, the Company's revenue is greater during the second and third quarters of the Company's fiscal year. These seasonal fluctuations in sales are due to customer ordering patterns that emphasize purchases in these two quarters. The Company's results of operations would be adversely and disproportionately affected if customer ordering patterns were substantially lower than those normally expected during these two fiscal quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     BENEFITS OF OFFERING TO SELLING SHAREHOLDERS. The Selling Shareholders will realize benefits from the offering that will not be received by persons purchasing Common Stock in the offering. The Selling Shareholders will benefit from the increased marketability of their shares of Common Stock and the sale of certain of their shares of Common Stock in the offering. The aggregate purchase price of the Selling Shareholders' shares was approximately $167,500. The shares of Common Stock held by the Selling Shareholders will have an aggregate market value (based upon the initial offering price of $6.00 per share) immediately following the offering of $11,196,000 (excluding options held by Mr. Campbell), thereby causing substantial dilution to the persons acquiring Common Stock in the offering. Certain of the Selling Shareholders will also receive a benefit in the event the over-allotment option is exercised. See "Use of

Proceeds" and "Principal and Selling Shareholders." In addition, certain loan agreements of the Company (the "Loan Agreements") are guaranteed by Mrs. Boenigk, Bobby Boenigk, Mrs. Boenigk's husband, Mrs. Congleton and Dr. Congleton. The Company owed $144,000 and $482,000 under such Loan Agreements at June 30, 1997. Further, the Company's revolving credit facility (the "Revolving Credit Facility") and the Company's term credit facility (the "Term Facility") are guaranteed by Mrs. Boenigk and Mrs. Congleton. Upon the consummation of the offering, the guarantees under the Loan Agreements, the Revolving Credit Facility and the Term Facility will be released by the lenders.

     ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK
PRICE. Prior to the offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the offering. Accordingly, no assurance can be given as to the liquidity of the Common Stock or the price at which any sales may occur. The future market price of the Common Stock could be subject to wide fluctuations in response to a variety of events, including quarter-to-quarter variations in operating results, news announcements, trading volume, general market trends, and other factors. In the event the Company's operating results are below the expectations of the public market investors in one or more future quarters, it is likely that the price of the Common Stock would be materially adversely affected. The initial public offering price of the Common Stock has been determined by negotiations between the Company and the Underwriter and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting."

     EXPERIENCE LEVEL OF UNDERWRITER. The Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, to conduct a firm commitment offering of the Common Stock. The obligation of the Underwriter therefore is such that if any shares of the Common Stock offered herein are purchased, all of such shares must be purchased. See "Underwriting." To date, the Underwriter has not previously conducted any firm commitment underwritten offerings of securities. There can be no assurance that the experience level of the Underwriter will not adversely affect the offering of the Common Stock.

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the offering, the Company will have outstanding 3,200,000 shares of Common Stock excluding (i) 200,000 shares of Common Stock reserved for issuance under the Company's 1997 Omnibus Securities Plan, of which the Company intends to issue as soon as practicable following consummation of the offering options to acquire 80,000 shares of Common Stock, (ii) 200,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's Amended and Restated 1996 Nonqualified Stock Option Plan and (iii) 133,400 shares of Common Stock subject to the Underwriter's Warrants. The shares sold in the offering may be publicly offered and sold without restriction unless they are purchased by "affiliates" of the Company. Shares of Common Stock outstanding prior to completion of this offering will be "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"). These "restricted securities" may be publicly sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 thereunder. The Company's current shareholders have agreed that, without the prior written consent of the Underwriter, they will not, directly or indirectly, sell or otherwise dispose of any of such shares until January 1, 1999. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

     DILUTION. The offering will result in immediate and substantial dilution in net tangible book value of $4.07 per share to new investors, which amount represents the difference between the initial public offering price of $6.00 per share and the net tangible book value per share after the offering. See "Dilution."

     RESTRICTIONS ON PAYMENT OF DIVIDENDS AND ACQUISITIONS OF CAPITAL STOCK; ABSENCE OF DIVIDENDS. The terms of the Company's Revolving Credit Facility, the Term Facility and the Loan Agreements restrict, among other things, the ability of the Company to pay dividends and acquire its capital stock. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

     ANTI-TAKEOVER PROVISIONS. The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Company include certain provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder of the Company might consider to be in the best interests of the Company or its shareholders. These provisions: (i) classify the Company's Board of Directors into three classes, each of which will serve for different three year periods, (ii) provide that only the Board of Directors, the Chairman of the Board, or the beneficial owners of 25% or more of the outstanding voting capital stock may call special shareholders' meetings, (iii) require the vote of the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon for the shareholders to amend or repeal the Amended and Restated Bylaws or certain provisions of the Amended and Restated Articles of Incorporation, (iv) require the vote of at least two-thirds of the members of the Board of Directors to amend or repeal the Amended and Restated Bylaws, and (v) establish certain advance notice procedures for nomination of candidates for election as directors. See "Description of Capital
Stock -- Special Provisions of the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws." The requirement that the vote of the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock is necessary for the shareholders to amend or repeal the Amended and Restated Bylaws or certain provisions of the Amended and Restated Articles of Incorporation may adversely affect the extent to which shareholders exercise control over the Company. In addition, the Revolving Credit Facility, the Term Facility and the Loan Agreements provide that certain changes of control of the Company constitute an event of default. The Revolving Credit Facility, the Term Facility and the Loan Agreements state that such a change of control generally includes a merger in which the Company is not the surviving corporation, a sale of all of the assets of the Company, the approval by the shareholders of the liquidation of the Company, the cessation of control of the current Board of Directors (or directors subsequently nominated by the Board) and certain bankruptcy proceedings.

     ACTUAL RESULTS MAY DIFFER FROM FORWARD LOOKING STATEMENTS. Statements in the prospectus that reflect projections or expectations of future financial or economic performance of the Company or of results of litigation or arbitration, and statements of the Company's plans and objectives for future operations, including those relating to the Company's products and services, are "forward looking" statements. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward looking statements. Important factors that could result in such differences, in addition to the validity of patents, availability of key component parts and other risk factors identified above, include: general economic conditions in the Company's markets, including inflation, recession, interest rates and other economic factors; casualty to or other disruption of the Company's production facility and equipment; delays and disruptions in the shipment of the Company's products and raw materials; and other factors that generally affect businesses.

                 TERMINATION OF SUBCHAPTER S CORPORATION STATUS

     Since April 1, 1996, the Company has been treated for federal income tax purposes as a Subchapter S corporation under Subchapter S of the Code. Since such date, the Company has not been subject to federal income tax, but its earnings have been included in the taxable income of the Company's shareholders. The Company has made distributions to its shareholders to enable them to pay their income tax liabilities attributable to the Company's earnings. For the period from April 1, 1996 through June 30, 1997, the Company had declared and paid (currently or subsequent to June 30, 1997) distributions of $323,000 to its shareholders. The Company's status as a Subchapter S corporation will terminate upon completion of this offering (the "Termination Date").

     In August 1997, the Board of Directors of the Company authorized the issuance of notes as a dividend in the aggregate principal amount of $643,000 to the Selling Shareholders for a portion of the estimated remaining accumulated Subchapter S earnings through June 30, 1997, a portion of which was intended to be used by the Selling Shareholders to pay their estimated federal income taxes attributable to the Company's Subchapter S earnings. The Board of Directors subsequently rescinded the resolution in September 1997 in order for the Company to meet the newly issued listing requirements concerning net tangible assets for inclusion in the Nasdaq National Market System. The Selling Shareholders have waived in writing all rights to such dividend.

     On October 9, 1997, the Company declared a cash dividend to its shareholders of record on that date in the amount of $.0587 per share, for a total distribution of $135,000, to provide for those shareholders' estimated federal income tax obligations attributable to the Company's Subchapter S earnings for the period from July 1, 1997 through the Termination Date. The cash dividend was paid on October 14, 1997 from earnings of the Company. The Company has no intention of declaring or paying any other dividend or making any other distribution to its shareholders after the Termination Date for the foreseeable future. The Company will be responsible for the payment of all federal income taxes on the Company's earnings beginning on the Termination Date and continuing thereafter.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered by the Company will be approximately $4.6 million after deducting the underwriting discounts and commissions and other estimated offering expenses. The Company will not receive any of the proceeds of any sale of shares of Common Stock by the Selling Shareholders or from the sale of Common Stock offered by certain of the Selling Shareholders in connection with any exercise of the Underwriter's over-allotment option.

     Of the net proceeds to the Company, the Company plans to use a portion of the net proceeds of the offering as follows (all amounts are estimates):

Develop, manufacture and market ComputErgo(TM)..............  $1,250,000
Enhance the Company's core products and develop additional
  ergonomic products........................................   1,250,000
Seek to obtain ISO 9000 certification.......................     250,000
Enhance the Company's marketing efforts by, among other
  things, hiring two regional sales managers................     400,000
Hire engineering personnel..................................     400,000
Repay outstanding bank indebtedness(1)......................     200,000
Provide funds for the Company's working capital
  requirements..............................................     850,000
                                                              ----------
          TOTAL.............................................  $4,600,000
                                                              ==========

---------------

(1) The proceeds will be used to repay $200,000 of indebtedness under the Revolving Credit Facility. The Company entered into the Revolving Credit Facility as of December 30, 1996. Interest on the outstanding principal balance under the Revolving Credit Facility accrues at the lender's base rate plus one-half of 1% per annum. The Revolving Credit Facility is utilized to fund operating activities, including financing inventory and increases in receivables, and has been used for shareholder distributions and is secured by a first lien on accounts receivable, chattel paper, contract rights, equipment and fixtures, inventory and general intangibles.

     Pending application of the net proceeds from the offering, the Company plans to invest all net proceeds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     The Company intends to retain all earnings to provide funds for its operations and expansion, and therefore does not anticipate paying cash dividends or making any other distributions on its shares of Common Stock in the foreseeable future. The terms of the Revolving Credit Facility, Term Facility and the Loan Agreements restrict the Company's ability to pay dividends to its shareholders and acquire its capital stock. The Company's future dividend policy will be determined by its Board of Directors based on various factors, including the Company's operating results, financial condition, business opportunities, capital requirements, credit restrictions and such other factors as the Board of Directors may deem relevant.

     The Company has been treated for federal income tax purposes as a Subchapter S corporation under the Code since April 1, 1996. As a result, earnings of the Company have been subject to taxation at the shareholder level rather than the corporate level for federal income tax purposes since April 1, 1996. For the period from April 1, 1996 through June 30, 1997, the Company had declared and paid (currently or subsequent to June 30, 1997) distributions of $323,000 to its shareholders. The Company's status as a Subchapter S corporation will terminate on the Termination Date.

     In August 1997, the Board of Directors of the Company authorized the issuance of notes as a dividend in the aggregate principal amount of $643,000 to the Selling Shareholders for a portion of the estimated remaining accumulated earnings through June 30, 1997, a portion of which was intended to be used by the Selling Shareholders to pay their estimated federal income taxes attributable to the Company's earnings. The Board of Directors subsequently rescinded the resolution in September 1997 in order for the Company to meet the newly issued listing requirements concerning net tangible assets for inclusion in the Nasdaq National Market System. The Selling Shareholders have waived in writing all rights to such dividend.

     On October 9, 1997, the Company declared a cash dividend to its shareholders of record on that date in the amount of $.0587 per share, for a total distribution of $135,000, to provide for those shareholders' estimated federal income tax obligations attributable to the Company's earnings for the period from July 1, 1997 through the Termination Date. The cash dividend was paid on October 14, 1997 from earnings of the Company. The Company has no intention of declaring or paying any other dividend or making any other distribution to its shareholders after the Termination Date. See "Termination of Subchapter S Corporation Status."

                                    DILUTION

     At June 30, 1997, the Company had a net tangible book value of approximately $1.6 million, or approximately $.69 per share of Common Stock. Net tangible book value per share of Common Stock equals the amount of total assets of the Company less intangible assets, less total liabilities, divided by the aggregate number of shares of Common Stock outstanding as of June 30, 1997. After giving effect to the sale of shares of Common Stock offered hereby at the initial public offering price of $6.00 per share and the application of the estimated net proceeds therefrom, the net tangible book value of the Company at June 30, 1997, would have been approximately $6.2 million, or $1.93 per share. This represents an immediate increase in net tangible book value of $1.24 per share to existing shareholders, and an immediate dilution of $4.07 per share to new investors purchasing shares at the assumed initial public offering price. The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share.............           $6.00
  Net tangible book value per share before offering.........  $ .69
  Increase in net tangible book value per share attributable
     to new investors.......................................   1.24
                                                              -----
Net tangible book value per share after offering............            1.93
                                                                       -----
Dilution in net tangible book value per share to new
  investors.................................................           $4.07
                                                                       =====

     The following table summarizes the differences in the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by the existing shareholders and by the new investors purchasing shares in this offering at the initial public offering price of $6.00 per share (before deducting underwriting discounts and commissions and estimated offering expenses):

                                  SHARES PURCHASED(1)      TOTAL CONSIDERATION(1)      AVERAGE
                                 ----------------------    -----------------------      PRICE
                                  NUMBER     PERCENTAGE      AMOUNT     PERCENTAGE    PER SHARE
                                 ---------   ----------    ----------   ----------    ---------
Existing shareholders..........  2,300,000      71.9%      $  167,500       3.0%        $ .07
New investors..................    900,000      28.1%       5,400,000      97.0%         6.00
                                 ---------     -----       ----------     -----
          Total................  3,200,000     100.0%      $5,567,500     100.0%
                                 =========     =====       ==========     =====

---------------

(1) Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders to 1,866,000 shares, or 58.3% of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares held by new investors to 1,334,000 shares, or 41.7% of the total number of shares of Common Stock to be outstanding after this offering. If the over-allotment option is exercised in full, sales by the Selling Shareholders will reduce the number of shares held by the existing shareholders to 1,706,000, or 53.3%, and will increase the number of shares held by new investors to 1,494,000, or 46.7%, of the total number of shares of Common Stock outstanding after the offering. The table excludes (i) 200,000 shares of Common Stock reserved for issuance under the Company's 1997 Omnibus Securities Plan, of which the Company intends to issue as soon as practicable following consummation of the offering options to acquire 80,000 shares of Common Stock, (ii) 200,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's Amended and Restated 1996 Nonqualified Stock Option Plan and (iii) 133,400 shares of Common Stock subject to the Underwriter's Warrants. See "Principal and Selling Shareholders," "Management -- 1997 Omnibus Securities Plan," "Management -- Amended and Restated 1996 Nonqualified Stock Option Plan" and "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 (i) on an actual basis and (ii) as adjusted to reflect the sale of Common Stock offered by the Company hereby at the initial public offering price of $6.00 per share and the application of net proceeds therefrom as described under "Use of Proceeds." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto.

                                                                   JUNE 30, 1997
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(1)
                                                              ------    --------------
                                                                   (IN THOUSANDS)
Short-term debt
  Current portion of long-term debt.........................  $   26        $   26
                                                              ======        ======
Long-term debt, less current portion........................  $  607        $  607
Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized; no shares issued...........................      --            --
  Common stock, $.01 par value, 14,000,000 shares
     authorized; 2,300,000 shares issued and outstanding,
     actual; 3,200,000 shares issued and outstanding, as
     adjusted...............................................      23            32
  Additional paid-in capital................................     382         4,941
  Retained earnings.........................................   1,373         1,373
  Notes receivable -- shareholders..........................     (96)          (96)
  Deferred compensation.....................................     (83)          (83)
                                                              ------        ------
          Total shareholders' equity........................   1,599         6,167
                                                              ------        ------
          Total capitalization..............................  $2,206        $6,774
                                                              ======        ======

---------------

(1) Adjusts the actual amounts to reflect the sale of the shares offered hereby. See "Termination of Subchapter S Corporation Status."

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from the audited financial statements. This data should be read in conjunction with the financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                  YEAR ENDED JUNE 30,
                                                              ---------------------------
                                                                1996             1997
                                                              ---------      ------------
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                  AND PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales.................................................    $11,064        $   12,089
  Cost of sales.............................................      7,683             7,594
                                                                -------        ----------
  Gross profit..............................................      3,381             4,495
  Selling, general and administrative expense...............      2,980             3,414
                                                                -------        ----------
  Operating income..........................................        401             1,081
  Interest expense and other, net...........................         58                78
                                                                -------        ----------
  Income before income taxes................................        343             1,003
  Pro forma income tax expense(1)...........................        128               293
                                                                -------        ----------
  Pro forma net income(1)...................................    $   215        $      710
                                                                =======        ==========
  Pro forma earnings per share(1)...........................                   $      .28
                                                                               ==========
  Weighted average common and common equivalent shares
     outstanding............................................                    2,500,000
                                                                               ==========

                                                                   JUNE 30, 1997
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(2)
                                                              ------    --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...........................................  $  591        $5,159
  Total assets..............................................   3,698         8,266
  Long-term debt, less current portion......................     607           607
  Shareholders' equity......................................   1,599         6,167

---------------

(1) Effective as of April 1, 1996, the Company elected to operate as a Subchapter S corporation under Subchapter S of the Code and comparable provisions of certain state tax laws. The amounts shown reflect pro forma provisions for state and federal income taxes as if the Company had been subject to such income taxation during the entire fiscal years 1996 and 1997. See "Termination of Subchapter S Corporation Status" and Note 4 of the Notes to Financial Statements.

(2) Adjusts the actual amounts to reflect the sale of the shares offered hereby. See "Termination of Subchapter S Corporation Status" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements of the Company and notes thereto and the other financial information included elsewhere in this prospectus.

     GENERAL. The Company generates revenue through sales of its products to corporate customers and retailers through independent sales representatives, who generally are paid a commission for each unit sold. These independent sales representatives channel sales through dealers located throughout the United States who acquire the products from the Company at a discount from suggested retail and then resell the products to the ultimate customers. These dealers typically provide end-users a range of "value-added" services that may include installation, delivery, site planning and warranty repairs.

     The Company's gross profit increased approximately 33% in fiscal year 1997 from the prior fiscal year. The Company attributes this increase in gross profit to a significant shift in the Company's strategic focus to (i) selling its products to or through value-added dealers marketed by independent sales representatives, instead of selling directly to end-users, (ii) upgrading the quality of its independent sales representatives, and (iii) selling higher priced models.

     RESULTS OF OPERATIONS. The following table sets forth the percentage relationship to net sales of certain items in the Company's statements of income for the periods indicated:

                                                                YEAR ENDED
                                                                 JUNE 30,
                                                              --------------
                                                              1996     1997
                                                              -----    -----
Net sales...................................................  100.0%   100.0%
Cost of sales...............................................   69.4     62.8
                                                              -----    -----
Gross profit................................................   30.6     37.2
Selling, general and administrative expenses................   26.9     28.3
                                                              -----    -----
Operating income............................................    3.7      8.9
                                                              =====    =====

     FISCAL YEAR ENDED JUNE 30, 1997 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

     Net Sales. Net sales for fiscal year 1997 were $12.1 million, increasing $1.0 million, or approximately 9.3%, from net sales of $11.1 million for fiscal year 1996. The net sales growth principally resulted from the shift in product mix to sales of higher priced models. Total units sold remained relatively constant. Consistent with the Company's strategy, however, the Company reduced its concentration in sales volume to a large lower margin customer while increasing its units sold to all other customers by 24%.

     Gross Profit. Gross profit for fiscal year 1997 was $4.5 million, increasing $1.1 million, or 32.9%, from gross profit of $3.4 million for fiscal year 1996. Gross margin increased to 37.2% for fiscal year 1997 from 30.6% for fiscal year 1996. Although the cost per chair remained substantially flat, these increases were achieved through the shift in product mix to the sales of higher priced models sold to or through dealers as discussed in "Net Sales" above. Because the Company is utilizing what it believes are "value-added" dealers, the Company has been able to increase sales of higher priced models. The Company believes that those end-users reached through such higher quality dealers generally prefer, in addition to the value-added services of such dealers, its higher-priced models inasmuch as the Company believes the purchasing decisions of such end-users are not focused solely on price but also on other factors. Management believes that upgrading the quality of its independent sales representatives has attracted more qualified dealers and has improved relationships with its dealers. Sales involving dealers resulting from the above described shift represented approximately 73% of total sales for fiscal year 1997 as compared to approximately 52% for fiscal year 1996. The remaining 27% of total sales for fiscal year 1997 relates primarily to sales to UPS and GSA.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $3.4 million for fiscal year 1997, increasing approximately $433,000, or 14.6%, from $3.0 million for fiscal year

1996. As a percentage of sales, the Company's selling, general and administrative expenses increased to 28.3% for fiscal year 1997 from 26.9% for fiscal year 1996. The increases were due to slight salary increases as a result of additional personnel, increases in payments made pursuant to the Company's cash bonus plan, increased commission rates on sales and an increase in legal fees of approximately $270,000 related to arbitration and litigation involving a competitor.

     Operating Income. As a result of the foregoing, operating income for fiscal year 1997 was $1.1 million, increasing approximately $681,000, or approximately 170%, from $401,000 for fiscal year 1996. As a percentage of sales, operating income increased to 8.9% for fiscal year 1997 from 3.7% in fiscal year 1996.

     QUARTERLY RESULTS OF OPERATIONS. The Company's quarterly results of operations may vary significantly depending on factors such as the timing of large customer orders and variations in the Company's sales product mix. The results of any particular quarter may not be indicative of the results for the full year or any future period. Historically, the Company has experienced seasonal fluctuations in sales and operating income because more orders are shipped during the second and third quarters of each fiscal year. These seasonal fluctuations in sales are due to customer ordering patterns that emphasize purchases in these two quarters. The Company's results of operations would be adversely and disproportionately affected if customer ordering patterns were substantially lower than those normally expected during these two fiscal quarters. The following table sets forth certain unaudited quarterly financial information for the periods presented which reflect, in the opinion of management, all adjustments which the Company considers necessary for a fair presentation of the information set forth therein.

                                             FISCAL YEAR 1996                              FISCAL YEAR 1997
                                -------------------------------------------   -------------------------------------------
                                SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                  1995        1995       1996        1996       1996        1996       1997        1997
                                ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                           (IN THOUSANDS, EXCEPT PERCENTAGES)
Net sales.....................   $2,638      $3,190     $2,886      $2,350     $2,970      $3,052     $3,272      $2,795
Cost of sales.................    1,993       2,084      1,956       1,650      1,849       1,972      2,033       1,740
                                 ------      ------     ------      ------     ------      ------     ------      ------
Gross profit..................      645       1,106        930         700      1,121       1,080      1,239       1,055
Selling, general and
  administrative..............      555         783        841         801        849         859        814         892
                                 ------      ------     ------      ------     ------      ------     ------      ------
Operating income..............       90         323         89        (101)       272         221        425         163
Interest expense and other,
  net.........................       16          15         33          (6)        36          30         31         (19)
                                 ------      ------     ------      ------     ------      ------     ------      ------
Income before taxes...........       74         308         56         (95)       236         191        394         182
Pro forma income tax(1).......       27         114         22         (35)        87          (7)       146          67
                                 ------      ------     ------      ------     ------      ------     ------      ------
Pro forma net income..........   $   47      $  194     $   34      $  (60)    $  149      $  198     $  248      $  115
                                 ======      ======     ======      ======     ======      ======     ======      ======
Gross margin percentage.......     24.5%       34.7%      32.3%       29.8%      37.7%       35.4%      37.8%       37.8%
Operating income percentage...      3.4%       10.1%       3.1%       (4.3)%      9.2%        7.2%      13.0%        5.8%

---------------

(1) Beginning with the quarter ended June 30, 1996 through the quarter ended June 30, 1997, pro forma income taxes are reflected as if the Company were not a Subchapter S corporation and, therefore, were subject to federal and state income taxation.

     LIQUIDITY AND CAPITAL RESOURCES. The Company's principal sources of capital are net cash provided by operating activities and availability of funds under the Revolving Credit Facility. The Company's primary capital requirements are to fund component parts inventory, receivables, research and development activities, product improvements and shareholder distributions of Subchapter S earnings.

     Cash provided by operating activities totaled $1.4 million (before pro forma income taxes) for fiscal year 1997, as compared to cash used for operating activities of $108,000 for fiscal year 1996. The increase in cash flow was primarily the result of the increased profit margin and changes in working capital based on improved cash flow management.

     Cash used in investing activities totaled $464,000 for fiscal year 1997 and was primarily comprised of miscellaneous capital expenditures. Cash used in investing activities totaled $754,000 for fiscal year 1996 and was comprised primarily of the acquisition of the Company's current land and building for $625,000 and capital expenditures by the Company. During fiscal year 1998, the Company expects to continue to make capital expenditures in connection with manufacturing equipment and computer hardware and software improvements.

     Financing activities used funds totaling approximately $1.0 million for fiscal year 1997 and provided funds of approximately $900,000 for fiscal year 1996. In fiscal year 1997, the Company used cash flow from operations to repay existing debt and make cash distributions to the Selling Shareholders to pay federal income taxes related to the net income attributable to them as shareholders of a Subchapter S corporation for federal income tax purposes. The funds provided for fiscal year 1996 were used to fund interim working capital needs and the acquisition of the existing building at which the Company headquarters are located.

     The average number of days of trade accounts receivable outstanding was 42 and 40 for fiscal year 1997 and fiscal year 1996, respectively. The Company typically sells its products on net 30 day terms and seeks to minimize its credit risk by performing credit checks. The Company has from time to time turned overdue accounts receivable over to collection agencies. Bad debt expense for both periods was negligible.

     The Company manages its inventory to maintain a level which meets its short-term manufacturing needs. Inventory turned 12.0 times in fiscal year 1997 and 12.7 times in fiscal year 1996. With this turnover, the Company had approximately 30 days' worth of component parts inventory on hand during both periods. These low levels of inventory allow the Company to dedicate less working capital to inventory, thereby lowering line-of-credit borrowing, interest, insurance and property tax expenses.

     The Company currently maintains a $2.0 million Revolving Credit Facility. This facility is utilized to fund operating activities, including financing inventory and increases in receivables, and has been used for shareholder distributions. Loans made pursuant to the Revolving Credit Facility may be borrowed, repaid and reborrowed from time to time until termination of the Revolving Credit Facility on January 21, 1999. Indebtedness under the Revolving Credit Facility bears interest at the lender's base rate plus one-half of 1% per annum and is secured by a first lien on accounts receivable, chattel paper, contract rights, equipment and fixtures, inventory and general intangibles. The amount available under the Revolving Credit Facility is determined based upon a percentage of eligible receivables. At June 30, 1997, the interest rate was 9.0% and no amount was outstanding under the Revolving Credit Facility.

     In addition, the Company maintains the Term Facility in the amount of $500,000. This Term Facility is restricted to financing equipment or mold purchases. Indebtedness under the Term Facility would bear interest at the lender's base rate plus one-half of 1% per annum and is secured by accounts receivable, chattel paper, contract rights, equipment and fixtures, inventory and general intangibles. At June 30, 1997, no amount had ever been borrowed under the Term Facility.

     The Revolving Credit Facility and the Term Facility restrict additional liens by the Company other than certain permitted liens, liens related to the acquisition of assets and liens related to borrowings not to exceed $3,000,000.

     At June 30, 1997, the Company had two loans outstanding in the amounts of $144,000 and $482,000, pursuant to the Loan Agreements, incurred in connection with the Company's acquisition in 1996 of the land and building currently used by the Company. Interest accrues under one Loan Agreement at a rate of 1.5% percent above the prime rate as reported in The Wall Street Journal (adjusted annually). At June 30, 1997, the interest rate under this Loan Agreement was 9.75%. Interest accrues under the second Loan Agreement at the rate of 8.25% per annum. Both notes are secured by the land, building and certain equipment, require monthly principal and interest payments and mature in 2001.

     In addition, the Revolving Credit Facility, the Term Facility and the Loan Agreements provide that certain changes of control of the Company constitute an event of default. The Revolving Credit Facility, the Term Facility and the Loan Agreements state that such a change of control generally includes a merger in which the Company is not the surviving corporation, a sale of all of the assets of the Company, the approval by the shareholders of the liquidation of the Company, the cessation of control of the current Board of Directors (or directors subsequently nominated by the Board) and certain bankruptcy proceedings.

     Prior to the consummation of the offering, the Company intends to declare a cash dividend to its existing shareholders. This cash dividend will be in an amount sufficient to cover the present shareholders' estimated federal and state income tax obligations attributable to the Company's Subchapter S earnings for the period from July 1, 1997 through the Termination Date. The dividend will be paid to these shareholders after consummation of the offering. The Company has no intention of declaring or paying any other dividend or making any other distribution to its shareholders after the Termination Date.

     In January 1997, the Company entered into an agreement with a third party to design and produce injection molds to be utilized in the production process for approximately $400,000. The Company had paid approximately $150,000 through June 30, 1997 and expects to pay the remaining $250,000 upon completion of these molds in October 1997.

     The Company believes that cash flow from operations, together with the net proceeds from this offering and its unused capacity under the Revolving Credit Facility should be sufficient to fund its anticipated operating needs, capital expenditures through fiscal year 1998 and payment of the Subchapter S distributions to the existing shareholders. However, because the Company's future operating results will depend on a number of factors, including the demand for the Company's products, the level of competition and general economic conditions and other factors beyond the Company's control, there can be no assurance that the Company's capital resources will be sufficient to fund the Company's operations beyond such date.

     NEW ACCOUNTING STANDARDS. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings per Share, which is required to be adopted for fiscal years ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement No. 128 on the calculation of basic earnings per share and fully diluted earnings per share for fiscal years 1997 and 1996 will not be material.

     In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income" and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". Both standards became effective for fiscal years beginning after December 15, 1997. Early adoption of SFAS 130 is permitted, and early adoption of SFAS 131 is encouraged. The reporting changes resulting from both of these standards on the Company will be immaterial.

                                    BUSINESS

     Since the Company was incorporated in 1990 under the laws of the State of Texas, the Company has manufactured, marketed and distributed ergonomic chairs based upon patented and/or patent-pending designs of Jerome Congleton, Ph.D., P.E., C.P.E., an ergonomist certified by the Board of Certification in Professional Ergonomics who serves as a design consultant to, and a director of, the Company. The chairs are assembled at the Company's 46,000 square-foot facility in Bryan, Texas which the Company acquired in 1996. Based on anthropometrics, the scientific study of the measurements of size, weight and proportions of the human body, the Company manufactures five series of ergonomic chairs designed to minimize the physical stress imposed upon the human body while seated. Virtually all chairs marketed under the Neutral Posture tradename can be adjusted to accommodate the size, weight and proportions of body types from as small as the 5th percentile female to as large as the 95th percentile male. The Company is not aware of any other chair on the market that (i) is designed by a certified ergonomist, (ii) is designed based on anthropometric studies, and (iii) has interchangeable key components such as seats, backs and arms.

     The Company believes that the increase in computer users and other domestic white collar office employees has benefitted, and the anticipated increase in white collar office employees outside of the United States will benefit, its ergonomic furniture business. The Company also believes that repetitive stress injuries, which affect a number of seated workers, have created a market demand for ergonomically designed products. According to the U.S. Bureau of Labor Statistics, 62% of all workplace injuries in 1995 resulted from the stress of repetitive motion on muscles and tendons. In addition, according to the National Institute for Occupational Safety and Health, repetitive stress injuries cost employers approximately $20 billion as a result of 2.73 million workers' compensation claims in 1993. To address this reported problem, the Company intends to research, create and develop additional ergonomic products consistent with the Company's philosophy that its designs be based on ergonomic research and anthropometric data. The Company's customers include AT&T Cellular One, Banc One, Hewlett-Packard, IBM, Intel Corporation, the Internal Revenue Service, Lockheed Martin Corporation, Relax the Back, Sprint Corporation, the State of Washington, Union Carbide Corporation, UPS, the U.S. House of Representatives and U.S. Robotics Corporation.

     INDUSTRY OVERVIEW. The Company's ergonomic chairs compete in the seating segment of the office furniture market. This segment represented approximately 25.4% of industry sales in the United States or $2.5 billion in calendar year 1996 and is the second largest industry segment. The Company's share of the seating market segment was less than one-half of 1% on a dollar basis in calendar year 1996. According to the Business and Institutional Furniture Manufacturer's Association ("BIFMA"), the U.S. office furniture market had estimated sales of $10.0 billion in calendar year 1996. The dollar value of U.S. office furniture industry shipments has increased in each of the past 15 years, with the exception of 1991, and, according to BIFMA estimates, had grown at a compound annual rate of approximately 7.2% over the three year period ended December 31, 1996.

     GROWTH STRATEGY. The Company believes that it is well-positioned to achieve further growth in revenues, profitability and market share. The key elements of the Company's growth strategy include the following:

     - Create Innovative New Products and Broaden Product Line

          The Company plans to take a more active approach with respect to the development of additional ergonomic products while continuing to aggressively market its Neutral Posture chairs. In furtherance of this strategy, the Company plans to introduce ComputErgo(TM), a portable computer workstation, during the first quarter of calendar year 1998. In addition, the Company intends to seek opportunities to develop or acquire products that are complementary to the Company's business and philosophy to leverage its marketing, sales and distribution systems. The Company has budgeted a portion of the net proceeds of the offering to hire engineering personnel, who it believes will play a vital role in creating new products and product enhancements. See "Use of Proceeds."

     - Enhance Manufacturing Process

          The Company plans to increase its productivity through strategies designed to improve its manufacturing process. The Company intends to invest a portion of the net proceeds of the offering to improve tooling used in production of its core products to reduce production costs and improve product quality. In addition, the Company also will seek to obtain ISO 9000 certification, an internationally developed set of manufacturing facility quality criteria. To obtain ISO 9000 certification, the Company must submit an application form along with the Company's quality manual to the International Organization for Standardization ("ISO"). ISO reviews the application form and manual and issues a report identifying any changes required. ISO also conducts an on-site inspection to assess the Company's facility for compliance with ISO's standards, procedures and instructions. A final report and certification would be issued assuming any nonconformances are fixed. If certified, the Company still must pass ISO's yearly maintenance and surveillance visits to maintain ISO 9000 status. The Company estimates the process of obtaining ISO 9000 certification will take approximately one year to complete. The Company believes that becoming ISO 9000 certified will promote continued quality in the Company's current operations.

     - Expand Existing Distribution Channels

          Historically, the majority of the Company's sales were made directly to corporate customers, but a growing percentage of the Company's sales are being made to or through dealers. Generally, the Company's products are marketed by its approximately 50 independent sales representatives and its sales are channeled through a network of approximately 320 dealers. To promote customer satisfaction, these independent sales representatives also are responsible for maintaining corporate end-user relationships with or on behalf of the dealers. The Company intends to expand its business with dealers locally, regionally, nationally and internationally. The Company also intends to use a portion of the net proceeds of the offering to enhance its marketing efforts by, among other things, hiring two regional sales managers. See "Use of Proceeds."

          The Company believes that it will extend its reach to additional customer groups, including the home office segment, through the Relax the Back relationship. On January 12, 1997, Relax the Back granted the Company the exclusive worldwide right to manufacture ergonomic office seating that bears the Relax the Back trademark and the Relax the Back design pursuant to a Trademark License Agreement (the "License Agreement"). The License Agreement requires the Company to pay to Relax the Back 2% of net revenues from Relax the Back's sales of all products marked with the Relax the Back logo. Although the License Agreement has an indefinite term, it may be terminated by either Relax the Back or the Company for any reason upon 90 days' prior written notice. Relax the Back has exclusive rights to an armrest and a neckrest which are components of chairs manufactured by the Company for Relax the Back. The Relax the Back stores are independently owned and operated and may elect on a store-by-store basis whether to sell the Company's chairs. As of June 30, 1997, 82% of the Relax the Back stores carried the Company's chairs under the Relax the Back trademark.

          The Company also markets the Neutral Posture chair in a catalog published by Boise Cascade Office Products and is scheduled to be published in Corporate Express' catalog by January 1998. The Company believes that catalogs provide a convenient and cost-effective way for businesses to purchase ergonomic furniture and that, over time, it may become a preferred avenue for certain customers to order ergonomic products such as the Neutral Posture chair.

     - Build Consumer Recognition by Increasing Public Awareness of Benefits of Ergonomic Products

          The Company intends to expand consumer recognition of its products in the marketplace by increasing awareness of the benefits of ergonomic products generally and also by publicizing the quality of the Company's products within the ergonomic products industry. The Company intends to accomplish this by (i) creating an internet web site by September 1997, which will provide general information about ergonomics and the Company's products, (ii) sponsoring speaking engagements by the Company's consultant, Dr. Jerome Congleton, to organizations such as the Texas Back Institute and the National

     Exhibition of Contract Furnishings ("NEOCON"), and (iii) conducting seminars for dealer groups led by the Chairman of the Board and Chief Executive Officer, Rebecca E. Boenigk. By focusing on these goals, the Company seeks to enhance consumer recognition for ergonomic products in new and emerging markets in addition to improving consumer recognition in current markets.

     PRODUCTS. The concept for Neutral Posture chairs arose from Dr. Congleton's research, which is derived from National Aeronautics and Space Administration ("NASA") data concerning the human body's reaction to weightlessness. His research determined that in weightless conditions the body would naturally assume a neutral position in which no tendons are extended or retracted and in which the muscles experience no strain. This neutral position can be simulated by relaxing all muscles while floating face down in water and represents the human body's "neutral posture" position. Neutral Posture ergonomic chairs have up to 12 independent adjustments, allowing an individual to assume this stress-free posture. A recent, year-long study commissioned by the Cincinnati Service Center of the Internal Revenue Service ("IRS") published in September 1995 determined that ergonomic programs are an important tool in the improvement of overall organizational productivity. More specifically, the IRS study reported that the use of Neutral Posture chairs corresponded with a drop in the number of physiological signs of musculoskeletal disorders. The IRS study also reported that the Neutral Posture chair increased the employees' comfort and maintained productivity in the workplace.

     Neutral Posture chairs having contoured seats, which constituted over 95% of the Company's chairs sold in fiscal year 1997, are made with multi-densities of foam to distribute the user's body weight over a greater surface area than conventional seating. Additionally, the angle between the backrest and the seat structure of these chairs can be adjusted to approximate the posture that the body assumes naturally in the gravity-free environment of space. Five different seat designs and five different backrest styles provide additional comfort to meet the personal preferences of customers of various sizes and shapes. The backrests also contain multi-densities of foam that are shaped to provide maximum support in the lumbar area. The air lumbar pump, available on four of the Company's five series of chairs, inflates the lumbar area, allowing the backrest to conform even more closely to the unique curvature of each person's back.

     Neutral Posture chairs require minimal assembly by the customer and are delivered with a computer diskette and/or owner's manual that provides each customer with a visual explanation of how to adjust the chair for maximum comfort. All frame parts, mechanisms, bases, casters, cylinders, seat pans, backrests, armrests, foam and J-shaped back uprights of a Neutral Posture chair are warranted against defects in materials and workmanship for a period of five years from the date of delivery to the purchaser.

     Although the Company does allow pre-approved merchandise returns for a specified period of time, the Company endeavors to minimize product returns by offering prompt, on-site customer service and repair through its factory personnel, its network of dealers or its independent sales representatives. Neutral Posture chairs' interchangeable components permit easy replacement of worn or defective components. Product returns to date have been negligible.

     The designs for these chairs are based upon a patent purchased from Dr. Congleton, a consultant to, and director of, the Company, in exchange for $30,000 and a written agreement with the Company that grants him 25% of net royalties collected by the Company from third parties for products manufactured, used or sold under license or sublicense of such patent. Dr. Congleton was not a consultant or director of the Company at the time of the Company's purchase of the patent. The purchase price was determined through negotiations between the Company and Dr. Congleton (which resulted in terms believed by the Company to be as favorable as would have resulted from an arms-length negotiation) based on the potential of future earnings derived from licenses or sublicenses that may be collected by the Company. To date, the Company has not paid any royalties to Dr. Congleton pursuant to such agreement. The Company does not presently plan to license the patent to third parties except in connection with the resolution of infringement disputes. See "Certain Transactions."

     In May 1997, the Company publicly announced that it anticipates producing a portable ergonomic workstation for the transport and use of a laptop computer and other items that would otherwise be carried in a briefcase which workstation is to be marketed under the tradename ComputErgo(TM). ComputErgo(TM)will provide laptop users with (i) a fully adjustable portable work surface with two fold-out wings for documents, an organizer, document file pockets, retractable power/phone cords and built-in surge protection, and (ii) a compact carrying case on wheels with a retractable handle. This product was designed to help alleviate repetitive stress injuries associated with the emergence of "alternative officing," utilizing a laptop computer at any locale other than the traditional office. In March 1997, the Company filed a patent application relating to ComputErgo(TM)with the United States Patent and Trademark Office and in May 1997 a prototype of ComputErgo(TM)was designed. Although further engineering of ComputErgo(TM)is necessary, the Company anticipates producing ComputErgo(TM)by the first quarter of calendar year 1998.

     Dr. Congleton, a consultant to, and a director of, the Company, has a written agreement with the Company to receive a perpetual 3% royalty (exclusive of Texas A&M University's royalty to Dr. Congleton) of the net sales of every ComputErgo(TM) sold by the Company. In the future, Dr. Congleton will not receive any compensation or royalties for his designs other than (i) his annual consulting fee, and (ii) the royalties from (a) any license or sublicense of the patent covering virtually all of the Company's chairs, and (b) ComputErgo(TM)sales. See "Management -- Employment and Consulting Agreements" and "Certain Transactions." Because Texas A&M University, where Dr. Congleton is employed as a professor, declined to unconditionally release any rights it may have had in ComputErgo(TM), the Company has agreed to pay to Texas A&M University a perpetual 1% royalty of the gross sales of every ComputErgo sold by the Company. The Company believes this was the least expensive way to obtain Texas A&M University's assignment of all rights it may have had in ComputErgo(TM). The Company has been informed that Texas A&M University will pay Dr. Congleton approximately one-half of its 1% royalty in accordance with its standard policy. Although the Company does not believe that Texas A&M University has any claims to Dr. Congleton's inventions, there can be no assurance that Texas A&M University will not assert such claims in the future and that, if Texas A&M University does, such claims will not be successful. In addition, a co-inventor of ComputErgo(TM), who assigned his interest in the related patent rights to the Company, has informally asserted that his design company was not paid for certain development work done on ComputErgo. See "Legal Proceedings."

     RESEARCH AND DEVELOPMENT. During fiscal years 1996 and 1997, the Company spent $352,000 and $224,000, respectively, on research and development. The Company intends to increase its research and development expenses. See "Use of Proceeds."

     MARKETING AND SALES. Historically, the vast majority of the Company's sales were made directly to corporate customers, but a growing percentage of the Company's sales is being made to or through dealers. During fiscal year 1996, the Company embarked on a program to attract and hire independent sales representatives that had established long-term relationships with key dealers in their markets. The Company believes such dealers are viewed by their customers as "value added" dealers because they offer a broad range of products and services. The Company markets its products and services throughout the United States through approximately 50 independent sales representatives and its sales are channeled through a network of approximately 320 dealers. The Company believes that using independent sales representatives and dealers provides a strategic advantage relative to many of its competitors. The Company does not directly employ the independent sales representatives, but rather uses a commission based incentive system to maintain these relationships. The commission based incentive system rewards not only the number of units sold, but the profitability of those sales. The independent sales representatives employ personalized sales techniques to maintain close contact with the Company's current customers and develop new customers. The Company's independent sales force receives extensive training, including annual seminars focused on the Company's products. The Company intends to use a portion of the net proceeds of the offering to hire two regional sales managers to provide additional training and sales management to its independent sales representatives.

     In addition to coordinating sales efforts with the Company's independent sales representatives, the Company's dealers generally handle project management, installation and maintenance for an account after the initial product selection and sale. Dealers typically purchase the product at a discount from retail and resell the product at a higher price. The Company is not dependent on any one of its dealers, the largest of them accounting for less than 7% of the Company's fiscal year 1997 sales.

     MANUFACTURING AND DISTRIBUTION. The Company normally operates one shift, five days per week, at its assembly facility located in Bryan, Texas. Approximately 31,300 chairs were manufactured during fiscal year 1997. The Company believes that the maximum capacity of this facility based on one shift is approximately 100,000 chairs per year. Additional capacity may be achieved by adding additional shifts. Therefore, the Company believes that production requirements for the foreseeable future can be satisfied with routine additional capital investment, which is not expected to be substantial.

     At its Bryan facility, the Company applies foam to seats and backs, upholsters, assembles and does machine work. By November 1997, the Company intends to have Shepherd injection-mold a majority of its seats and backs, which is a more efficient and economical process than using its current vacuum-form process. The injection molds will make an exact duplicate of the Company's seats and backs each time by heating plastic until molten and injecting it into a mold. This process eliminates hand-cutting the rough edges from each seat and back, which is necessary when using vacuum forms. Vacuum forms heat plastic until pliable and then shapes it over a mold using a suction process. The Company believes that the use of the injection molds will reduce production costs and improve product quality.

     The Company's manufacturing goals are to: (i) continually improve design quality, (ii) achieve the best values in purchasing, (iii) uphold stringent quality controls, and (iv) deliver orders promptly. The Company believes its production standards are exceptional, with in excess of 99% customer acceptance for fiscal year 1997. The Company manufactures Neutral Posture chairs primarily to meet customer orders placed with the Company, which it believes minimizes finished goods inventory levels.

     RAW MATERIALS AND SUPPLIERS. The Company has formed close working relationships with its main suppliers and maintains a low level of inventory. The Company uses a variety of materials in its manufacturing, including plastic, foam, steel, fabrics, leathers and upholstery. Management currently maintains no long-term supply contracts and believes that the supply sources for these materials are adequate. Certain components of Neutral Posture chairs, principally the adjustment mechanism, are made by third party manufacturers to the Company's specifications. The Company is dependent upon its suppliers for timely delivery and product quality. While the Company's strategy is to maintain multiple sources of supply, the Company's largest supplier, Leggett & Platt, Inc., is currently the only source of the adjustment mechanism, a key component of the Neutral Posture chair. The adjustment mechanism is proprietary to the Company. While the Company has not had any adverse experience with this supplier, the Company does not have a binding supply contract with Leggett & Platt, Inc.

     DESIGN CAPABILITIES. The Company is committed to the creation and design of quality ergonomic products. Since its inception, the Company has relied upon the design capabilities of Dr. Jerome Congleton and Rebecca Boenigk.

     CUSTOMERS. The Company has a diversified customer base. The Company's largest customer group, the various facilities of the GSA, accounted for 16.2% of the Company's sales for fiscal year 1997. The Company's contract with the GSA which is subject to renegotiation or termination at the convenience of the GSA expires on January 20, 2001. In addition to the GSA, the Company's largest customers include UPS, Banc One, Relax the Back, the State of Washington and Hewlett-Packard, whose individual sales for fiscal year 1997 represented 10.4%, 6.2%, 5.4%, 5.3% and 4.9%, respectively, of the Company's total revenues. The Company does not have a binding contract with UPS, Banc One, Relax the Back, the State of Washington or Hewlett-Packard. One of the Company's dealers has an agreement with the State of Washington, but there is no long-term contract between the Company and such dealer. See "Risk Factors -- Dependence on Significant Customers."

     PATENTS AND TRADEMARKS. The Company owns a United States patent on which virtually all of the Company's chairs are based and several trademarks. The Company's patent covering virtually all of the Neutral Posture chairs expires in October 2003. For a discussion of legal proceedings involving the Company's patent, see "Business -- Legal Proceedings." Neutral Posture(R), ComputErgo(TM), ERGO 2000(TM), Establishing the Standard of Acceptability(TM) are trademarks of the Company. In addition, the Company has several pending patent applications, including the patent application covering ComputErgo(TM), and possesses a wide array of unpatented proprietary know-how and common law trademarks. The Company's success and its ability to compete are dependent in part upon its proprietary technology. While the Company relies on patent, trademark, trade secret and copyright laws to protect its technology, the Company believes that factors such as the technological, creative and design skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are also essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. See "Risk Factors -- Reliance on Intellectual Property."

     BACKLOG. As of June 30, 1997, the Company's backlog of unfilled orders was $385,000. At June 30, 1996, the backlog totaled $418,000. The Company expects to fill all outstanding unfilled orders within one month, except as extended by customer requested ship dates. The Company manufactures substantially all of its products to existing orders and, as a result, backlog is not a significant factor used to predict the Company's long term business prospects.

     PROPERTIES. The Company's manufacturing and assembly operations are conducted in its approximately 46,000 square-foot Bryan, Texas facility. The Company also leases an approximately 1,400 square-foot showroom in the Chicago Merchandise Mart and an approximately 100 square-foot showroom in Washington, DC.

     COMPETITION. The Company faces significant competition in the contract furniture market. Neutral Posture chairs compete on the basis of design, health benefits, comfort, quality, durability, service and price. Existing and future competitors within the office furniture industry, including Herman Miller, Inc., Steelcase Inc. and Haworth, Inc., offer or will offer ergonomic products. There is also competition from numerous other ergonomic furniture companies such as HAG Inc., Grahl Industries, Inc. and Bodybilt. Certain of these competitors have much greater financial and other resources and offer a broader product line than the Company. The Company believes, however, that smaller competitors are often constrained by a lack of capital, access to distribution channels, manufacturing capabilities and/or management expertise.

     The Company believes that employers will increasingly seek its products to enhance employee comfort and productivity through ergonomic design. The Company believes that the following aspects of its manufacturing, marketing, sales, distribution and customer service are its competitive strengths: (i) its products are based on patented and/or patent-pending product designs, (ii) interchangeable seat, back and arm components accommodate a worker's physical attributes, which is advantageous to a large scale purchaser of contract furniture, (iii) interchangeable components facilitate on-site service and repair, and (iv) the Company offers extensive training to its end users, dealers and independent sales representatives about ergonomics, reducing stress in the workplace and how to use the Neutral Posture chair.

     EMPLOYEES. As of June 30, 1997, the Company employed 72 full-time employees, of whom 11 were in management, 14 were in administrative positions and 47 were in production. None of the Company's employees is subject to any collective bargaining agreement, and management considers its relations with its employees to be good.

     ENVIRONMENTAL MATTERS. The Company believes that it is substantially in compliance with all applicable laws and regulations for the protection of the environment and the health and safety of its employees based upon existing facts known to management. Compliance with federal, state, local and foreign environmental regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities may have an impact on the operations of the Company, but has, since the formation of the Company in 1990, been accomplished without having a material adverse effect on the Company. There can be no assurance that such regulations will not change in the future or that the Company will not incur material costs as a result of such regulations. The Company's ultimate goal is to reduce and, wherever possible, eliminate the use and creation of hazardous waste in its manufacturing processes.

     LEGAL PROCEEDINGS. Other than routine litigation matters, the Company is currently involved in two lawsuits and in an arbitration proceeding. The lawsuits and the arbitration proceeding involve the Company's United States Patent No. 4,552,404 (the "Patent") which covers the design of virtually all of the Neutral Posture chairs. In addition, a ComputErgo(TM) designer has asserted a claim for payment for certain services, and the Company also is involved from time to time in various routine legal proceedings incidental to the conduct of its business.

     Arbitration and Litigation Involving the Company's Patent and Related Litigation. On May 21, 1997, the Company initiated arbitration proceedings against Bodybilt claiming patent infringement, breach of contract, tortious interference, slander, trade libel and unfair competition. The Company believes that substantially all of the chairs sold by Bodybilt are designed in such a manner that they infringe the Patent. The Company intends to enforce what it believes to be exclusive ownership rights to the Patent by seeking injunctive relief as well as damages. The demand for arbitration was filed with the American Arbitration Association pursuant to a mandatory arbitration clause included in the settlement agreement executed in 1996 between the Company and Bodybilt.

     Dr. Jerome Congleton, to whom the Patent was originally issued in 1985, reacquired the Patent in 1991 in connection with the settlement of litigation with Bodybilt. Such settlement restricted Dr. Congleton to granting only two licenses of the Patent. In 1991, Dr. Congleton licensed the right to use the Patent to Bodybilt and to the Company provided, among other things, that in each case such licensee, the Company and Bodybilt, not sell or transfer more than 50% of its assets or outstanding shares of stock. According to a Registration Statement on Form S-1 filed with the Commission by Ergobilt, Inc., the parent company of Bodybilt, the initial public offering of common stock of Ergobilt, Inc. caused the license from Dr. Congleton to Bodybilt to terminate. Shortly after the termination of Bodybilt's license, Dr. Congleton assigned his entire interest in the Patent to the Company. Bodybilt disputed the validity of this assignment, and filed suit on April 1, 1997, against Dr. Congleton in the United States District Court for the Southern District of Texas. Bodybilt asserted that Dr. Congleton breached the Bodybilt license agreement when he assigned the Patent to the Company. Bodybilt sought a declaratory judgment as to Dr. Congleton's obligations and limitations under the Settlement Agreement executed in 1991, rescission of the 1991 patent assignment to Dr. Congleton and indemnification for any patent infringement claims asserted by the Company against Bodybilt. Although the Company was not named as a party to the lawsuit, the lawsuit disputed the Company's exclusive rights to own and enforce the Patent and the Company paid Dr. Congleton's defense costs. To date, the Company has paid fees in the amount of approximately $30,000. Future fees in connection with this matter are not expected to have a material adverse effect on the Company. On August 22, 1997, the United States District Court for the Southern District of Texas dismissed without prejudice Bodybilt's claims against Dr. Congleton for lack of subject matter jurisdiction.

     On September 23, 1997, the Company was served with a suit filed by BodyBilt on September 18, 1997 in the 361st district court of Brazos County, Texas against Dr. Jerome Congleton. Although the sole defendant in the suit is Dr. Congleton, both the American Arbitration Association and the Company are listed as "Injunctive Respondents." In general, the suit claims: (i) that Dr. Congleton exceeded the scope of his rights when he assigned the Patent to the Company;
(ii) that Dr. Congleton's assigns are prohibited from contending that BodyBilt's chairs infringe the Patent; and (iii) that Dr. Congleton materially breached the 1991 settlement agreement. The suit seeks: (v) an injunction against both the American Arbitration Association and the Company from proceeding with the arbitration; (w) unspecified monetary damages against Dr. Congleton; (x) a declaratory judgment as to BodyBilt's claims; (y) rescission of the 1991 assignment of the Patent to Dr. Congleton; and (z) other relief against Dr. Congleton. If Bodybilt prevails on all claims that it is asserting, the Patent assignment by Dr. Congleton to the Company would be invalidated and the Company would no longer own the Patent. Regardless of the outcome of any such lawsuit, the Company will continue to pay all defense costs of Dr. Congleton associated with such litigation. Although uncertainties associated with jury trials and other litigation risks make it impossible for the Company to predict the outcome of this proceeding with certainty, the Company does not believe that the outcome of this proceeding will have a material adverse impact on its financial position or results of operations because even if the Company were to lose its ownership rights in the Patent, the Company would still retain a license to the Patent.

     On October 16, 1997, Ergobilt, Inc., the parent company of Bodybilt, sued the Company in the United States District Court for the Northern District of Texas. In general, the lawsuit alleges that the Company, in violation of the Lanham Trademark Act, (i) published false and misleading information, including in this Registration Statement, that its chairs are covered by the Patent, that it knows of no other chairs on the market that are similar to its chairs and that Bodybilt's chairs infringe the Patent and (ii) furnished false and misleading information concerning Ergobilt (including the Company's claim that substantially all of the chairs sold by Ergobilt's subsidiary, Bodybilt, are designed in such a manner that they infringe the Patent). The suit seeks unspecified monetary damages and injunctive relief from the Company. The Company has obtained an opinion of counsel that virtually all of its chairs are covered by the Patent. The Company intends to vigorously contest Ergobilt's claims, and on October 17, 1997, the Company filed a motion to dismiss the lawsuit. Although uncertainties associated with jury trials and other litigation risks make it impossible for the Company to predict the outcome of this proceeding with certainty, the Company does not expect the outcome to have a material adverse effect upon the Company's financial condition or results of operations.

     ComputErgo.(TM) Ronald Kemnitzer, a co-inventor of ComputErgo(TM) who assigned his interest in the related patent rights to the Company, has informally asserted that his design company, Kemnitzer Design, Inc. ("KDI"), was not paid for the second phase of certain design and development work done on ComputErgo(TM). Although the Company paid KDI for the first phase of such work, it did not enter into a written contract for the second phase (as required by the KDI proposal) and the Company engaged another design company to perform such work. To date, neither KDI nor Mr. Kemnitzer has made any written demand for payment for its work under any patent issued with respect to ComputErgo(TM). The Company believes Mr. Kemnitzer's assertion is meritless.

                                   MANAGEMENT

     DIRECTORS AND EXECUTIVE OFFICERS. The names of the directors and executive officers of the Company upon completion of the offering and their respective ages and positions are as follows:

                NAME                   AGE                       POSITION
                ----                   ---                       --------
Rebecca E. Boenigk...................  33    Chairman of the Board, Chief Executive Officer
                                             and Director
David W. Campbell....................  55    President and Director
David W. Ebner.......................  36    Vice President of Operations
Gregory A. Katt......................  39    Vice President, Chief Financial Officer and
                                               Secretary/Treasurer
Dr. Jerome J. Congleton..............  53    Director
Ronald L. Jones......................  55    Director
James W. Thompson....................  46    Director
Dr. Cynthia Pladziewicz..............  40    Director

     It is anticipated that prior to the first annual meeting of shareholders of the Company following the offering, the directors of the Company will increase the size of the Company's Board of Directors from six directors to seven directors and another director who is not an officer or employee of the Company will be elected to fill the vacancy.

     Rebecca E. Boenigk co-founded the Company in 1990 and has served as Chairman of the Board since 1990 and Chief Executive Officer since 1996 and served as President from 1990 to 1996. She currently serves in the class of directors whose terms expire at the 2000 annual meeting of shareholders. Mrs. Boenigk also serves on the Industry Advisory Board of the National Science Foundation Industry/University Cooperative Research Center in Ergonomics at Texas A&M University. Mrs. Boenigk is a member of the Human Factor and Ergonomic Society. In 1997, Mrs. Boenigk was awarded, along with her mother, Jaye Congleton, Ernst and Young's Entrepreneur of the Year award in manufacturing in the Houston region. Mrs. Boenigk is the daughter of Dr. Jerome Congleton, a director of, and consultant to, the Company.

     David W. Campbell has served as President and a director of the Company since April 1, 1996, and serves in the class of directors whose terms expire at the 1998 annual meeting of shareholders. Prior to assuming these positions, from 1994 to 1996, Mr. Campbell was a principal with Pate, Winters and Stone, Management Consultants. From 1989 to 1994, Mr. Campbell served as a Division President of Scotsman Industries, Inc., a publicly held manufacturer and marketer of refrigeration products primarily for the food service industry. From 1987 to 1989, Mr. Campbell served as a Division President of Household Manufacturing, a division of Household International, Inc., a financial, retailing and manufacturing conglomerate. Additionally, from 1980 to 1987, Mr. Campbell served as President, Chief Executive Officer and a director of Booth, Inc., a publicly traded manufacturer of soft drink dispensing equipment.

     David W. Ebner has served as Vice President of Operations since 1995. From 1994 to 1995, Mr. Ebner served as the Company's Plant Manager. From 1982 to 1994, Mr. Ebner was the Manager of Facilities and Operations for CompuAdd, Inc., a computer manufacturer and retailer.

     Gregory A. Katt has served as Vice President and Chief Financial Officer of the Company since May 1997 and as Secretary/Treasurer of the Company since August 1997. Mr. Katt served as Treasurer of American Exploration Company, a publicly traded oil and gas exploration and production company, from June 1995 to May 1997 and as its Director of Corporate Reporting, Budgeting and Tax from June 1992 to June 1995.

     Dr. Jerome J. Congleton became a director of the Company in August 1997 and serves in the class of directors whose terms expire at the 1999 annual meeting of shareholders. Dr. Congleton is also a consultant to the Company. Dr. Congleton is the inventor of the Neutral Posture chair and has been an associate professor in the Safety Engineering Program at Texas A&M University since 1983 and a founder and co-director of the National Science Foundation Industry/University Cooperative Research Center in Ergonomics at Texas A&M University since its formation in 1994. Dr. Congleton is the father of Mrs. Boenigk, the Chairman of the Board and Chief Executive Officer of the Company.

     Ronald L. Jones became a director of the Company in August 1997 and serves in the class of directors whose terms expire at the 1999 annual meeting of shareholders. Since March 1996, Mr. Jones has served as President and Chief Executive Officer of Sealy Corporation, a manufacturer of mattresses and boxsprings. From 1988 to 1996, he served as President of Masco Home Furnishings Inc., a furniture manufacturer. Mr. Jones served as President of HON Industries, Inc., a publicly traded national manufacturer and marketer of office furniture, from 1982 to 1988.

     James W. Thompson became a director of the Company in August 1997 and serves in the class of directors whose terms expire at the 2000 annual meeting of shareholders. Since December 1994, Mr. Thompson has served as President, Chief Executive Officer and director of Vallen Corporation, a publicly held distributor of industrial safety and health products designed for the protection of the individual worker and the workplace environment. Mr. Thompson joined Vallen Corporation in June 1994 as President and Chief Executive Officer of Vallen Safety Supply Company. From 1991 to 1994, Mr. Thompson was the Senior Group Vice President of Westburne, Inc., a publicly traded distributor of electrical plumbing, HVAC and telecommunications equipment.

     Dr. Cynthia Pladziewicz became a director of the Company in August 1997 and serves in the class of directors whose terms expire at the 1998 annual meeting of shareholders. Since October 1995, Dr. Pladziewicz has worked as a psychologist at The Well Being Group, where she conducts psychological assessments and pre-surgical psychological screenings, leads psycho-educational and support groups focused on pain management and consults with physicians regarding patient treatment related to spine surgery programs. Dr. Pladziewicz is an attorney who served of counsel to Thompson & Knight, P.C. from 1991 to June 1997.

     COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors has established an Audit Committee comprising of Dr. Pladziewicz and Messrs. Jones and Thompson. The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent auditors of the Company, discuss and review in advance the scope and the fees of the annual audit and review the results thereof with the independent auditors, review and approve non-audit services of the independent auditors, review compliance with existing major accounting and financial reporting policies of the Company, review the adequacy of the financial organization of the Company and review management's procedures and policies relating to the adequacy of the Company's internal accounting controls and compliance with applicable laws relating to accounting practices. Prior to the offering, the Company did not have an Audit Committee.

     The Board of Directors has established a Compensation Committee comprising of Dr. Pladziewicz and Messrs. Jones and Thompson. The functions of the Compensation Committee are to review and approve annual salaries, bonuses, and grants of stock options pursuant to the Company's 1997 Omnibus Securities Plan and to review and approve the terms and conditions of all material employee benefit plans or changes thereto. Prior to the offering, the Company did not have a Compensation Committee.

     COMPENSATION OF DIRECTORS. Directors who are not also employees of the Company will receive options to purchase 5,000 shares of Common Stock at an exercise price equal to the initial public offering price. Such options will vest one year after the date of grant. See "Management -- 1997 Omnibus Securities Plan." Such directors will also be paid a fee of $1,000 per board meeting attended and $750 per board committee meeting attended and will be reimbursed for out-of-pocket expenses incurred for attendance at such meetings. Other than with respect to reimbursement of expenses, directors who are employees of the Company will not receive additional compensation for their services as a director.

     EXECUTIVE COMPENSATION. The following table sets forth, for fiscal years 1995, 1996 and 1997, individual compensation information for the Chief Executive Officer of the Company and each of the other most highly compensated executive officers of the Company who were serving as executive officers at June 30, 1995, 1996 and 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                         COMPENSATION
                                                                                            AWARDS
                                                               ANNUAL COMPENSATION       ------------
                                                           ---------------------------    SECURITIES     ALL OTHER
                                                           FISCAL   SALARY     BONUS      UNDERLYING    COMPENSATION
               NAME AND PRINCIPAL POSITION                  YEAR      ($)       ($)      OPTIONS (#)        ($)
               ---------------------------                 ------   -------   --------   ------------   ------------
Rebecca E. Boenigk.......................................   1997    200,000    78,179          0           13,938(1)
  Chairman of the Board and Chief Executive Officer         1996    200,000    57,878                      12,000(2)
                                                            1995    200,000    10,921                           0
David W. Campbell........................................   1997    120,000    50,406          0            6,100(3)
  President                                                 1996(4)  30,000         0          0                0
Jaye E. Congleton (5)....................................   1997    120,000    60,140          0           12,000(6)
  Executive Vice President and Secretary                    1996    120,000    46,878                      12,000(6)
                                                            1995    120,000    10,921                           0

---------------

(1) Amount consists of (i) the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance policies on the life of the executive in the amount of $12,000 and (ii) the estimated dollar value of the benefit to the executive officer of the personal use of the Company's automobile in the amount of $1,938.

(2) Amount represents the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar life insurance policies on the life of the executive in the amount of $12,000.

(3) Amount represents the estimated dollar value of the benefit to the executive officer and his spouse of Company-paid premiums on life insurance policies on the life of the executive.

(4) David Campbell joined the Company in April 1996.

(5) Mrs. Congleton resigned as an officer and director on August 1, 1997.

(6) Amount represents the estimated dollar value of the benefit to the executive officer of Company-paid premiums on split-dollar insurance policies on the life of the executive.

     Employment and Consulting Agreements. The Company has entered into employment agreements with Rebecca Boenigk, the Company's Chairman of the Board and Chief Executive Officer, David W. Campbell, the Company's President, David
W. Ebner, the Company's Vice President of Operations, and Gregory A. Katt, the Company's Vice President, Chief Financial Officer and Secretary/Treasurer, for a term expiring on July 1, 2000, subject to automatic one-year extensions unless either party gives 90 days written notice of its intention not to renew. The agreement with Mrs. Boenigk provides for a base salary of $200,000, with an annual bonus based on the attainment of targets set by the Board of Directors. Mrs. Boenigk's employment agreement provides that if she is terminated by the Company without cause or for nonperformance due to disability or if she terminates because of breach of the agreement by the Company then Mrs. Boenigk will receive (i) all accrued salary, if applicable;
(ii) benefits for 12 months; (iii) an amount equal to twice her base salary for the preceding year; and (iv) an amount equal to her bonus for the preceding year. The agreement with Mr. Campbell provides for a base salary of $135,000 and an annual bonus based on the attainment of targets set by the Board of Directors. The agreement with Mr. Ebner provides for a base salary of $75,000 and an annual bonus based on the attainment of targets set by the Board of Directors. The agreement with Mr. Katt provides for a base salary of $75,000 and an annual bonus based on the attainment of targets set by the Board of Directors. Each of Mr. Campbell's, Mr. Ebner's, and Mr. Katt's employment agreements provides that if he is terminated by the Company without cause or for nonperformance due to disability or if he terminates because of breach of the agreement by the Company then he will receive (i) all accrued salary, if applicable; (ii) employment benefits for 12 months; (iii) an amount equal to his base salary for the preceding year; and (iv) an amount equal to 50% of his bonus for the preceding year. Officers' salaries may be increased at the discretion of the Board of Directors. The agreements contain non-compete (during the term of the agreement and for a specified term ranging from 12 to 18 months thereafter) and confidentiality provisions.

     In addition, the Company has entered into a Consulting Agreement, dated as of July 1, 1997, with Dr. Jerome Congleton. Pursuant to this agreement, which terminates on July 1, 2007, Dr. Congleton receives an annual fee of $90,000. Dr. Congleton agrees to assign to the Company all right, title and interest in and to any inventions, designs, improvements or discoveries during the term of the agreement. The agreement may be terminated at any time by the written mutual agreement of Dr. Congleton and the Company or by either party in the event that the other party has committed a material breach of any of the provisions of the agreement. For the term of the agreement and for a period of 18 months from the last day of the term of the agreement, Dr. Congleton agrees not to participate in any manner in any business that is involved in the design, manufacturing, distribution or sale of ergonomic chairs and any other office products in any state or country where the Company is engaged in business or where Dr. Congleton has been involved in strategic planning on behalf of the Company. The agreement also contains non-solicitation and confidentiality provisions.

     All compensation decisions concerning executive officers have been made by the Board of Directors. See "Management -- Executive Compensation."

     401(k) Plan. The Company intends, but has not taken any steps, to implement a 401(k) plan for its employees in the foreseeable future.

     Cash Bonus Plan. The Company has a discretionary cash bonus plan under which, based on the profitability of the Company, it has in the past and expects in the future to pay bonuses to officers and employees of the Company. Bonuses have been paid at the discretion of the management of the Company and approved by the Board of Directors. In the future, bonus decisions will be made by the Compensation Committee.

     Amended and Restated 1996 Nonqualified Stock Option Plan. The Board of Directors and the shareholders approved the Company's Amended and Restated 1996 Nonqualified Stock Option Plan (the "Stock Option Plan") effective as of April 29, 1996 and subsequently amended and restated the Stock Option Plan on August 11, 1997 and again on October 9, 1997. As of June 30, 1997, the Company had outstanding options representing the right to purchase an aggregate of 200,000 shares of Common Stock, representing all of the shares available under the Stock Option Plan. If at any time within five years after the original date of grant of any option under the Stock Option Plan, the Company files a registration statement under the Securities Act, in respect of an underwritten public offering of its common stock, the Company, at its own expense, must register option shares purchased by an optionee, concurrently with the registration of such other common stock. If all the option shares have not been registered by optionees within five years after the original date of any option under the Stock Option Plan, the Company must file a registration statement under the Securities Act within 120 days after the expiration of such five year period. The number of shares that may be registered by the optionee pursuant to such registration rights is subject to customary cutbacks and exclusions by the managing underwriter of an offering thereof. Except for the shares of Common Stock offered by Mr. Campbell and Mr. Ebner hereby, such registration rights have been waived for this offering.

     1997 Omnibus Securities Plan. The Board of Directors and the shareholders of the Company approved the Company's 1997 Omnibus Securities Plan (the "Plan") for the employees, directors and consultants of the Company. The number of shares of Common Stock reserved for issuance under the Plan is 200,000 shares, of which the Company intends to issue as soon as practicable following consummation of the offering options to acquire 80,000 shares of Common Stock. The Plan will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee may grant stock based compensation to Plan participants, including nonqualified stock options, incentive stock options within the meaning of Section 422 of the Code, stock appreciation rights and restricted stock. In the event of a change of control, all unmatured installments of any incentive stock option, non-qualified stock option, restricted stock or stock appreciation right outstanding will automatically be accelerated and vested or exercisable in full. A change in control of the Company is deemed to occur upon any of the following events: (i) any consolidation, merger or share exchange of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company's Common Stock would be converted into cash, securities or other property, other than a consolidation, merger or share exchange of the Company in which the holders of the Company's Common Stock immediately prior to such transaction have the same proportionate ownership of Common Stock of the surviving corporation immediately after such transaction; (ii) any sale, lease, exchange or other transfer (excluding transfer by way of pledge or hypothecation) in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (iii) the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company; (iv) the cessation of control (by virtue of their not constituting a majority of directors) of the Board by the individuals (the "Continuing Directors") who (x) at the date of the Plan were directors or (y) become directors after the date of the Plan and whose election or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of the directors then in office who were directors at the date of the Plan or whose election or nomination for election was previously so approved;
(v) the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of an aggregate of 20% of the voting power of the Company's outstanding voting securities by any person or group (as such term is used in Rule 13d-5 under the Exchange Act) who beneficially owned less than 15% of the voting power of the Company's outstanding voting securities on the date of the Plan, or the acquisition of beneficial ownership of an additional 5% of the voting power of the Company's outstanding voting securities by any person or group who beneficially owned at least 15% of the voting power of the Company's outstanding voting securities on the date of the Plan, provided, however, that notwithstanding the foregoing, an acquisition shall not constitute a change of control if the acquiror is (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company and acting in such capacity, (y) a subsidiary of the Company or a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of voting securities of the Company or (z) any other person whose acquisition of shares of voting securities is approved in advance by a majority of the Continuing Directors; or (vi) in a Title 11 bankruptcy proceeding, the appointment of a trustee or the conversion of a case involving the Company to a case under Chapter 7. After the consummation of the offering, the Company intends to file a Registration Statement on Form S-8 covering sales of shares issued upon exercise of any securities issued under the Plan.

     Stock Options. The following table shows for each of the named executive officers the number of shares covered by both exercisable and non-exercisable stock options as of June 30, 1997, and the values for "in-the-money" options, based on the positive spread between the exercise price of any such existing stock options and the year-end value of the Common Stock.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                       NUMBER OF SHARES
                                                          UNDERLYING               VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                           SHARES       VALUE            JUNE 30, 1997                 JUNE 30, 1997
                         ACQUIRED ON   REALIZED   ---------------------------   ---------------------------
         NAME            EXERCISE(#)    ($)(1)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
         ----            -----------   --------   -----------   -------------   -----------   -------------
David Campbell.........    100,000     $227,500        0           200,000          $0         $1,205,000(2)

---------------

(1) Aggregate market value (based on value of $2.50 per share) of the shares covered by the options, less aggregate exercise price payable by the named executive officer.

(2) Will become exercisable upon consummation of the offering.

     Compensation Committee Interlocks and Insider Participation in Compensation Decisions. During fiscal year 1997, the Company had no separate compensation or stock option committee or other board committee performing equivalent functions, and these functions were performed by Mrs. Boenigk. The Company presently has a Compensation Committee which performs these functions.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this prospectus, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by
(i) each person who is known by management to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) the Selling Shareholders, (iii) each of the Company's directors and executive officers, and (iv) all directors and executive officers of the Company as a group. See "Management" and "Certain Transactions" for a description of the Selling Shareholder's position, office or other material relationship with the Company within the past three years. Unless otherwise indicated, each person listed in the table has or will have sole voting and investment power over the Common Stock that the person beneficially owns, subject to community property laws where applicable and subject to the footnotes to this table.

                                             SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                    OWNED                               OWNED
                                              PRIOR TO OFFERING                     AFTER OFFERING
                                             --------------------                --------------------
                                                         PERCENT      SHARES                 PERCENT
   NAME AND ADDRESS OF BENEFICIAL OWNER       NUMBER     OF CLASS   BEING SOLD    NUMBER     OF CLASS
   ------------------------------------      ---------   --------   ----------   ---------   --------
Rebecca E. Boenigk(1)(2)...................    960,000     38.4%      72,690       887,310     27.6%
David W. Campbell(1)(3)....................    400,000     16.0%     100,000       300,000      8.8%
Dr. Jerome J. Congleton(1)(4)..............    885,760     35.4%      67,070       818,690     25.5%
Ronald L. Jones(5)(6)......................         --       --           --            --       --
James W. Thompson(6)(7)....................         --       --           --            --       --
Cynthia Pladziewicz(6)(8)..................         --       --           --            --       --
Gregory A. Katt(1).........................         --       --           --            --       --
David W. Ebner(1)..........................    100,000      4.0%      40,000        60,000      1.9%
Jaye E. Congleton(1)(9)....................    885,760     35.4%      67,070       818,690     25.5%
Catherine J. Coker(1)(10)..................    114,240      4.6%     114,240            --       --
Eric N. Coker(1)(11).......................    114,240      4.6%     114,240            --       --
C. Michele Zincke(1).......................     40,000      1.6%      40,000            --       --
All directors and executive officers as a
  group (a total of 9 persons)(6)(12)......  2,345,760     93.8%     279,760     2,066,000     60.8%(12)

---------------

 (1) The business address for the named person is 3904 N. Texas Avenue, Bryan, Texas 77803.

 (2) Does not include the shares owned by Rebecca E. Boenigk's mother, Jaye E. Congleton, as to which Mrs. Boenigk disclaims beneficial ownership.

 (3) Includes options to purchase 200,000 shares of Common Stock that will become exercisable upon consummation of the offering pursuant to the Amended and Restated 1996 Nonqualified Stock Option Plan.

 (4) Includes the shares owned by Dr. Jerome Congleton's wife, Jaye E. Congleton, as to which Dr. Congleton disclaims beneficial ownership. Does not include the shares owned by Dr. Congleton's daughter, Rebecca E. Boenigk, as to which Dr. Congleton disclaims beneficial ownership.

 (5) The business address for the named person is 1228 Euclid Avenue, 10th Floor, Halle Building, Cleveland, Ohio 44115.

 (6) Does not include options to be granted upon consummation of the offering to Dr. Pladziewicz and Messrs. Jones and Thompson under the 1997 Omnibus Securities Plan representing the right to acquire 5,000 shares of Common Stock each.

 (7) The business address for the named person is 13333 Northwest Freeway, Houston, Texas 77040.

 (8) The business address for the named person is 6300 West Parker Road, Plano, Texas 75093.

 (9) Does not include the shares owned by Jaye E. Congleton's daughter, Rebecca
     E. Boenigk, as to which Mrs. Congleton disclaims beneficial ownership.

(10) Includes the shares owned by Catherine J. Coker's husband, Eric N. Coker, as to which Mrs. Coker disclaims beneficial ownership. Does not include the shares owned by Mrs. Coker's mother, Jaye E. Congleton, as to which Mrs. Coker disclaims beneficial ownership.

(11) Includes the shares owned by Eric N. Coker's wife, Catherine J. Coker, as to which Mr. Coker disclaims beneficial ownership.

(12) If the Underwriter's over-allotment option is exercised in full, the percentage of shares to be beneficially owned by the directors and executive officers as a group after the offering will be 56.0%.

                              CERTAIN TRANSACTIONS

     COMPANY LOANS. In June 1996 and April 1997, the Company made loans pursuant to notes in the amounts of $32,225 and $106,225, respectively, to Mr. Campbell, the President and a director of the Company. The Company received the notes pursuant to the terms of an option agreement with Mr. Campbell to cover a portion of the exercise price of stock options to purchase 200,000 shares of Common Stock at an exercise price of $.22 1/2 and to cover the related tax effects. After such exercise, Mr. Campbell holds options to purchase 200,000 shares of Common Stock at an exercise price of $.22 1/2 per share. These recourse notes bear interest at a rate of 7.5% per annum and mature on December 31, 2000 and December 31, 2001, respectively.

     In June 1996, the Company made a loan pursuant to a note in the amount of $32,225 to Mr. Ebner, Vice President of Operations of the Company. The Company received the note pursuant to the terms of an option agreement with Mr. Ebner to cover a portion of the exercise price of stock options to purchase 100,000 shares of Common Stock at an exercise price of $.22 1/2 per share and to cover the related tax effects. This recourse note bears interest at a rate of 7.5% per annum and matures on December 31, 2000.

     ROYALTIES. In March 1997, Dr. Congleton, a consultant to, and director of, the Company, assigned the rights, title and interest in the Patent to the Company in exchange for $30,000 and 25% of net royalties collected by the Company from third parties for products manufactured, used or sold under license or sublicense of the Patent. Dr. Congleton also has a written agreement with the Company that grants him a perpetual 3% royalty (exclusive of Texas A&M University's royalty to Dr. Congleton) on the net sales of every ComputErgo(TM) sold by the Company.

     GUARANTEES. The Revolving Credit Facility is guaranteed by Mrs. Boenigk, Chairman of the Board and Chief Executive Officer, and Mrs. Congleton, a principal shareholder of the Company. No amounts were outstanding under the Revolving Credit Facility loan at June 30, 1997. Upon consummation of the offering, Mrs. Boenigk's and Mrs. Congleton's personal guarantees will be released by the lender.

     The Loan Agreements are guaranteed by Mrs. Boenigk, Bobby Boenigk, Mrs. Boenigk's husband, Mrs. Congleton and Dr. Congleton. The Company owed $144,000 and $482,000 under such Loan Agreements at June 30, 1997. Upon consummation of the offering, these personal guarantees will be released by the lender.

     DISTRIBUTIONS. For the period between April 1, 1996 through June 30, 1997, the Company had declared distributions of $323,000 and had paid $223,000 of this amount to its shareholders in connection with their estimated federal income tax obligations attributable to the Company's earnings, of which Mrs. Boenigk, Mrs. Congleton, Mrs. Coker, Mrs. Zincke and Messrs. Campbell, Ebner and Coker received $140,945, $130,046, $8,386, $5,873, $14,682, $14,682 and $8,386,
respectively. Prior to the consummation of the offering, the Company intends to declare a cash dividend to its existing shareholders. This cash dividend will be in an amount sufficient to cover the present shareholders' estimated federal and state income tax obligations attributable to the Company's Subchapter S earnings for the period from July 1, 1997 through the Termination Date. The dividend will be paid to these shareholders after consummation of the offering. The Company has no intention of declaring or paying any other dividend or making any other distribution to its shareholders after the Termination Date.

     OTHER RELATIONSHIPS. Dr. Cynthia Pladziewicz, a director of the Company, served of counsel to Thompson & Knight, P.C. during fiscal year 1997. The Company intends to retain Thompson & Knight, P.C. to perform certain blue sky research and filings in connection with the offering.

     FUTURE TRANSACTIONS. Although the Company has no present intention to do so, it may in the future enter into other transactions incident to its business with its directors, officers, shareholders and other affiliates. The Company's policy is that any transaction in the future with an affiliated entity, executive officer, shareholder or director will be subject to review and approval by a majority of the Company's directors who have no interest in the transaction and such transaction will be on no less favorable terms than the Company could obtain from unaffiliated parties.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of (i) 14,000,000 shares of Common Stock, par value $.01 per share and (ii) 1,000,000 shares of preferred stock, par value $.01 per share. On June 30, 1997, there were seven holders of record of Common Stock with 2,300,000 shares outstanding, and no shares of preferred stock were outstanding.

     COMMON STOCK. Holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of any outstanding shares of any preferred stock. See "Dividend Policy." In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any, of any preferred stock.

     Except as otherwise required by law or the Amended and Restated Articles of Incorporation, the holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including the election of directors. Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption, sinking fund or conversion rights. The rights, preferences, and privileges of holders of Common Stock are subject to the rights, preferences, and privileges granted to the holders of any series of preferred stock which the Company may issue in the future.

     PREFERRED STOCK. The Board of Directors may, without further action by the Company's shareholders, from time to time, direct the issuance of fully authorized shares of preferred stock in one or more series and may, at the time of issuance, determine the powers, rights, preferences, and limitations of each series. Satisfaction of any dividend preferences on outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of preferred stock would be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding up of the Company before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management.

     SPECIAL PROVISIONS OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION AND AMENDED AND RESTATED BYLAWS. The Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of the Company include certain provisions that could have anti-takeover effects. The provisions are intended to enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the Board of Directors. These provisions also are intended to help ensure that the Board of Directors, if confronted by a surprise proposal from a third party that has acquired a block of Common Stock of the Company, will have sufficient time to review the proposal, to develop appropriate alternatives to the proposal, and to act in what the Board of Directors believes to be the best interests of the Company and its shareholders. These provisions of the Amended and Restated Articles of Incorporation may not be amended or repealed by the shareholders of the Company except upon the vote of the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon. The following is a summary of the provisions contained in the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and is qualified in its entirety by reference to such documents in the respective forms filed as exhibits to the Registration Statement of which this prospectus forms a part.

     Amendment of Bylaw Provisions. The Amended and Restated Articles of Incorporation provides that Bylaw provisions may be adopted, altered, amended, or repealed only by the affirmative vote of (i) at least two-thirds of the members of the Board of Directors who are elected by the holders of Common Stock or (ii) the holders of at least two-thirds of the outstanding shares of each class of the Company's capital stock then entitled to vote thereon.

     Classified Board of Directors. The Amended and Restated Articles of Incorporation provides for a Board of Directors divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors in a short period of time. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors.

     Number of Directors; Filling Vacancies; Removal. The Amended and Restated Articles of Incorporation provides that the number of directors is currently six, which number may be increased or decreased pursuant to the Amended and Restated Bylaws of the Company but in no event will be less than the minimum number required by law. The Company's Amended and Restated Bylaws provide that the Board of Directors, acting by majority vote of the directors then in office, may fill any newly created directorship or vacancies on the Board of Directors.

     The Company's Amended and Restated Articles of Incorporation provides that a director may be removed with or without cause. "Cause" is defined in the Amended and Restated Articles of Incorporation to mean that a director (i) has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal, (ii) has missed three consecutive meetings of the Board of Directors, or (iii) has been adjudged by a court of competent jurisdiction to be liable for gross negligence or misconduct in the performance of his duties to the Company in a matter of substantial importance to the Company, and such adjudication has become final and non-appealable. These provisions will preclude a shareholder from simultaneously removing incumbent directors without cause and gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

     Special Meetings. The Amended and Restated Bylaws and Amended and Restated Articles of Incorporation provide that special meetings of shareholders may be called by a majority of the Board of Directors, the Chairman of the Board of Directors, or by any holder or holders of at least 25% of any class of the Company's outstanding capital stock then entitled to vote at the meeting.

     Advance Notice Requirements for Director Nominees. The Amended and Restated Bylaws establish an advance notice procedure with regard to the nomination of candidates for election as directors. The procedure provides that a written notice of proposed director nominees must be received by the Secretary of the Company not more than 180 days nor less than 120 days before the first anniversary of the prior year's annual meeting or, in the event of a special meeting, not more than 10 days after the notice of the special meeting.

     Notice to the Company from a shareholder who proposes to nominate a person at a meeting for election as a director must contain all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such persons's written consent to being named in a proxy statement as a nominee and to serving as a director if elected.

     The chairman of a meeting of shareholders may determine that a person is not nominated in accordance with the nominating procedure, in which case such person's nomination will be disregarded. If the chairman of a meeting of shareholders determines that other business has not been properly brought before such meeting in accordance with the Bylaw procedures, such business will not be conducted at the meeting. Nothing in the nomination procedure will preclude discussion by any shareholder of any nomination properly made or brought before the annual or any other meeting in accordance with the foregoing procedures.

     Limitations on Directors' Liability. The Company's Amended and Restated Articles of Incorporation provides that the liability of the directors of the Company to the Company or its shareholders for monetary damages for acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the laws of the State of Texas and any other applicable law, as such laws now exist and to such greater extent as they may provide in the future. This elimination of liability for monetary damages permitted by Texas law does not alter the standard of conduct with which directors must comply nor does it affect the availability of equitable relief to the Company and its shareholders.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, the Company will have outstanding 3,200,000 shares of Common Stock excluding (i) 200,000 shares of Common Stock reserved for issuance under the Company's 1997 Omnibus Securities Plan, of which the Company intends to issue as soon as practicable following consummation of the offering options to acquire 80,000 shares of Common Stock, (ii) 200,000 shares of Common Stock reserved for issuance pursuant to options outstanding under the Company's Amended and Restated 1996 Nonqualified Stock Option Plan and
(iii) 133,400 shares of Common Stock subject to the Underwriter's Warrants. Of these shares of Common Stock, all of the 1,334,000 shares sold in this offering may be publicly offered and sold without restriction, unless they are purchased by affiliates of the Company. Shares of Common Stock outstanding prior to completion of this offering will be "restricted securities" under the Securities Act (the "Restricted Shares"). The Restricted Shares may be sold only if they are registered under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act, including Rule 144 or Rule 701 thereunder. Each of the Selling Shareholders of the Company has agreed that he or she will not, directly or indirectly, offer, sell, pledge, contract to sell, transfer the economic risk of ownership in, make any short sale, or otherwise dispose of shares of Common Stock or securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock, without the consent of the Underwriter, prior to January 1, 1999. See "Underwriting."

     In general, under Rule 144 as currently in effect, affiliates of the Company or a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year but less than two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. No sales are permitted under Rule 144 until the Company has been subject to reporting with the Commission for at least 90 days. Any person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned Restricted Shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to the volume or manner of sale limitations referred to above.

     Subject to certain limitations, Rule 144 may be relied upon with respect to the resale of securities originally issued by the Company, in reliance upon the exemption provided in Rule 701 from the registration requirements of the Securities Act, to its employees, directors, officers, consultants or advisors. Securities issued in reliance on Rule 701 are restricted securities and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year minimum holding period requirements. Such securities will be subject, however, to any lock-up agreements related to such securities.

     The Company intends to file a registration statement on Form S-8 covering sales of shares issued upon exercise of any securities issued under the Company's 1997 Omnibus Securities Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Underwriting."

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock. The sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock.

                                  UNDERWRITING

     The Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Shareholders an aggregate of 1,334,000 shares of Common Stock. The nature of the obligations of the Underwriter is such that if any of such shares are purchased, all must be purchased.

     The Underwriter initially proposes to offer the shares of Common Stock offered hereby to the public at the price to public set forth on the cover page of this prospectus. The Underwriter may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") not in excess of $.25 per share, and the Underwriter may allow, and such dealers may reallow, to members of the NASD a concession not in excess of $.10 per share. After the public offering, the price to public, the concession and the reallowance may be changed by the Underwriter.

     Certain of the Selling Shareholders have granted an option to the Underwriter, exercisable within 45 days after the date of this prospectus, to purchase up to an additional 160,000 shares of Common Stock at the initial price to the public, less the underwriting discount, set forth on the cover page of this prospectus. The Underwriter may exercise the option only for the purpose of covering over-allotments.

     The Company has agreed to grant to the Underwriter warrants to purchase up to 133,400 shares of Common Stock. The Underwriter's Warrants will not be registered. The Underwriter's Warrants will be exercisable for a period of four years, commencing one year after the date of this prospectus, at an initial per share exercise price equal to 120% of the price to the public set forth on the cover page of this prospectus. Neither the Underwriter's Warrants nor the shares of Common Stock issuable upon exercise thereof may be transferred, assigned or hypothecated until one year from the date of this prospectus, except that they may be assigned, in whole or in part, to any successor, officer, director, member or partner of the Underwriter. If the holder or holders of the Underwriter's Warrants notify the Company of their intention to exercise all or a portion of the Underwriter's Warrants and such exercise would cause Mrs. Boenigk and Mrs. Congleton to collectively own less than 50% of the Company's outstanding Common Stock, the Company may, before the exercise of the Underwriter's Warrants, redeem the Underwriter's Warrants that were being exercised by paying to the holder or holders the difference between the exercise price of the Underwriter's Warrant and the last reported sales price for the Common Stock on the date that notice of intention to exercise is given to the Company. The Company must notify the holder or holders of its intention to redeem the Underwriter's Warrants being tendered for exercise within 24 hours of its receipt of notice and consummate the cash redemption within five days of receipt of notice.

     The holders of the Underwriter's Warrants will have no voting, dividend or other rights as shareholders of the Company unless and until the exercise of the Underwriter's Warrants. The number of securities deliverable upon any exercise of the Underwriter's Warrants or its underlying securities and the exercise price of the Underwriter's Warrants are subject to adjustment to protect against any dilution upon the occurrence of certain events, including issuance of stock dividends, stock splits, subdivision or combination of outstanding stock and reclassification of stock. Upon the occurrence of a merger, consolidation, reorganization or certain other extraordinary transactions prior to one year from the date of issuance of the Underwriter's Warrants, the Underwriter's Warrants will become immediately exercisable. The Company has granted the holders of the Underwriter's Warrants one demand registration right and unlimited piggyback registration rights, at the Company's expense and subject to customary limitations, with respect to the Common Stock issuable on the exercise thereof.

     During and after the offering, the Underwriter may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions in connection with the offering. The Underwriter may also impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Common Stock sold in the offering for their account may be reclaimed by the Underwriter if such Common Stock is repurchased by the Underwriter in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     The Company's current shareholders have agreed that until January 1, 1999, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to sell, or otherwise dispose of shares of Common Stock or other securities which are substantially similar to the Common Stock or securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock or securities which are substantially similar to the Common Stock without the prior written consent of the Underwriter.

     Prior to the offering, there has been no market for the Common Stock and there can be no assurance that a regular trading market will develop upon the completion of this offering. The initial public offering price was determined by negotiations between the Company and the Underwriter. The primary factors considered in determining such offering price included the history of and prospects for the industry in which the Company competes, market valuation of comparable companies, market conditions for public offerings, the history of and prospects for the Company's business, the Company's past and present operations and earnings and the trend of such earnings, the prospects for future earnings of the Company, the Company's current financial position, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other relevant factors.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act or to contribute to payments which the Underwriter may be required to make in respect thereof. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised by the Commission that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Underwriter has agreed to reserve approximately 30,000 shares of Common Stock in the offering for sales to officers, directors and employees of the Company and their friends and relatives at the initial public offering price. Any shares of Common Stock not purchased by those persons will be sold to the general public in the offering.

     The Underwriter has advised the Company that it does not expect any sales by the Underwriter to accounts over which it exercises discretionary authority.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Haynes and Boone, LLP, Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Underwriter by Thompson & Knight, P.C., Dallas, Texas.

                                    EXPERTS

     The financial statements of the Company as of June 30, 1997 and for each of the two years then ended, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form SB-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted from this prospectus as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such agreement or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and to the exhibits thereto.

     The Registration Statement and the exhibits may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, or on the internet at http://www.sec.gov. Copies of the Registration Statement and the exhibits may also be inspected, without charge, at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the Registration Statement and the exhibits may be obtained by mail, at prescribed rates, from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549.

     As a result of this offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and regional offices referred to above. The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent public accountants and with quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                        NEUTRAL POSTURE ERGONOMICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
INDEPENDENT AUDITORS' REPORT................................  F-2
FINANCIAL STATEMENTS AND NOTES:
  Balance Sheet as of June 30, 1997.........................  F-3
  Statements of Income for the Years Ended June 30, 1996 and
     1997...................................................  F-4
  Statements of Shareholders' Equity for the Years Ended
     June 30, 1996 and 1997.................................  F-5
  Statements of Cash Flows for the Years Ended June 30, 1996
     and 1997...............................................  F-6
  Notes to Financial Statements.............................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Neutral Posture Ergonomics, Inc.:

     We have audited the accompanying balance sheet of Neutral Posture Ergonomics, Inc. as of June 30, 1997, and the related statements of income, shareholders' equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 1997, and the results of its operations and its cash flows for each of the two years in the period then ended in conformity with generally accepted accounting principles.

    /s/ DELOITTE & TOUCHE LLP

Dallas, Texas
August 11, 1997

                        NEUTRAL POSTURE ERGONOMICS, INC.

                                 BALANCE SHEET

                                     ASSETS

                                                                  JUNE 30,
                                                                    1997
                                                              ----------------
Current Assets:
  Cash and cash equivalents.................................     $  294,014
  Accounts receivable -- less allowance for doubtful
     accounts of $68,000 (Notes 3 and 6)....................      1,124,227
  Inventories (Note 3)......................................        507,577
  Prepaid expenses and other................................        156,947
                                                                 ----------
          Total current assets..............................      2,082,765
Property and Equipment -- Net (Notes 2 and 3)...............      1,434,939
Notes Receivable -- shareholders (Note 5)...................        118,175
Deposits and Other..........................................         62,162
                                                                 ----------
          Total.............................................     $3,698,041
                                                                 ==========

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Current portion of long-term debt (Note 3)................     $   26,077
  Accounts payable..........................................        755,264
  Accrued liabilities.......................................        563,135
  Income taxes payable (Note 4).............................         47,706
  Distributions payable to shareholders.....................        100,000
                                                                 ----------
          Total current liabilities.........................      1,492,182
Long-Term Debt -- Less current portion (Note 3).............        606,591
Commitments and Contingencies (Note 7)
Shareholders' Equity (Note 5):
  Common stock: $.01 par value; 14,000,000 shares
     authorized, 2,300,000 shares issued and outstanding....         23,000
  Additional paid-in capital................................        382,000
  Retained earnings.........................................      1,373,238
  Accounts and notes receivable -- shareholders.............        (95,845)
  Deferred compensation -- stock options granted............        (83,125)
                                                                 ----------
          Total shareholders' equity........................      1,599,268
                                                                 ----------
          Total.............................................     $3,698,041
                                                                 ==========

                       See notes to financial statements.

                        NEUTRAL POSTURE ERGONOMICS, INC.

                              STATEMENTS OF INCOME

                                                                 YEARS ENDED JUNE 30,
                                                              --------------------------
                                                                 1996           1997
                                                              -----------    -----------
Net Sales (Note 6)..........................................  $11,063,868    $12,089,262
Cost of Sales...............................................    7,682,754      7,594,322
                                                              -----------    -----------
Gross Profit................................................    3,381,114      4,494,940
Operating Expenses:
  Selling...................................................      967,223      1,232,346
  General and administrative................................    2,013,330      2,181,314
                                                              -----------    -----------
          Total.............................................    2,980,553      3,413,660
                                                              -----------    -----------
Operating Income............................................      400,561      1,081,280
Other Income (Expense):
  Interest expense..........................................      (83,418)      (138,869)
  Interest income...........................................          733         13,764
  Other.....................................................       24,957         46,893
                                                              -----------    -----------
          Total.............................................      (57,728)       (78,212)
                                                              -----------    -----------
Income Before Income Taxes..................................      342,833      1,003,068
Pro Forma Income Taxes (Notes 1 and 4)......................      127,593        292,693
                                                              -----------    -----------
Pro Forma Net Income........................................  $   215,240    $   710,375
                                                              ===========    ===========
Pro Forma Net Income Per Common Share.......................                 $       .28
                                                                             ===========
Weighted Average Common and Common Equivalent Shares
  Outstanding (Note 1)......................................                   2,500,000
                                                                             ===========

                       See notes to financial statements.

                        NEUTRAL POSTURE ERGONOMICS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                 ACCOUNTS AND
                                  COMMON               ADDITIONAL                    NOTES                          TOTAL
                                  SHARES     COMMON     PAID-IN      RETAINED    RECEIVABLE --     DEFERRED     SHAREHOLDERS'
                                  ISSUED      STOCK     CAPITAL      EARNINGS    SHAREHOLDERS    COMPENSATION      EQUITY
                                 ---------   -------   ----------   ----------   -------------   ------------   -------------
BALANCE AT JULY 1, 1995........  2,000,000   $20,000    $ 80,000    $  443,146      $(43,345)     $      --      $  499,801
  Stock options granted to
    employees (Note 5).........         --       --      237,500            --            --       (237,500)             --
  Exercise of stock options
    (Note 5)...................    200,000    2,000       43,000            --       (35,000)            --          10,000
  Amortization of deferred
    compensation...............         --       --           --            --            --        106,875         106,875
  Pro forma net income.........         --       --           --       215,240            --             --         215,240
  Pro forma income tax
    adjustment (Note 4)........         --       --           --         1,000            --             --           1,000
                                 ---------   -------    --------    ----------      --------      ---------      ----------
BALANCE AT JUNE 30, 1996.......  2,200,000   22,000      360,500       659,386       (78,345)      (130,625)        832,916
  Exercise of stock options
    (Note 5)...................    100,000    1,000       21,500            --       (17,500)            --           5,000
  Amortization of deferred
    compensation...............         --       --           --            --            --         47,500          47,500
  Shareholder distributions
    declared...................         --       --           --      (323,000)           --             --        (323,000)
  Pro forma net income.........         --       --           --       710,375            --             --         710,375
  Pro forma income tax
    adjustment (Note 4)........         --       --           --       326,477            --             --         326,477
                                 ---------   -------    --------    ----------      --------      ---------      ----------
BALANCE AT JUNE 30, 1997.......  2,300,000   $23,000    $382,000    $1,373,238      $(95,845)     $ (83,125)     $1,599,268
                                 =========   =======    ========    ==========      ========      =========      ==========

                       See notes to financial statements.

                        NEUTRAL POSTURE ERGONOMICS, INC.

                            STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED JUNE 30,
                                                              -----------------------
                                                                1996          1997
                                                              ---------    ----------
Operating Activities:
  Pro forma net income......................................  $ 215,240    $  710,375
  Noncash items in net income:
     Depreciation -- property and equipment.................    109,560       158,308
     Amortization of deferred compensation..................    106,875        47,500
     Amortization of patent and licensing agreement.........         --         5,072
     (Gain) loss on disposal of property and equipment......     11,090        (1,610)
     Deferred income tax benefit............................     (8,036)           --
  Changes in operating working capital:
     Accounts receivable....................................   (202,444)       (7,522)
     Inventories............................................     54,819       (64,863)
     Prepaid expenses and other.............................    (45,111)      (92,301)
     Accounts payable.......................................   (504,030)      362,025
     Accrued liabilities....................................    227,998       268,601
     Income taxes payable...................................     (6,663)       40,658
     Notes receivable -- shareholders.......................    (29,450)      (88,725)
     Deposits and other.....................................    (37,405)       26,871
                                                              ---------    ----------
          Pro forma net cash from (used for) operating
            activities......................................   (107,557)    1,364,389
  Pro forma income tax expense..............................      1,000       326,477
                                                              ---------    ----------
          Historical net cash from (used for) operating
            activities......................................   (106,557)    1,690,866
                                                              ---------    ----------
Investing Activities:
  Additions to property and equipment.......................   (754,181)     (431,717)
  Proceeds from sale of property and equipment..............         --        17,590
  Acquisition of patent and licensing agreement.............         --       (50,000)
                                                              ---------    ----------
          Net cash used for investing activities............   (754,181)     (464,127)
Financing Activities:
  Issuance of debt..........................................    889,621            --
  Payments on debt..........................................         --      (754,348)
  Distributions to shareholders.............................         --      (223,000)
  Contributions on exercise of stock options................     10,000         5,000
                                                              ---------    ----------
          Net cash from (used for) financing activities.....    899,621      (972,348)
                                                              ---------    ----------
Increase in Cash and Cash Equivalents.......................     38,883       254,391
Cash and Cash Equivalents:
  Beginning of year.........................................        740        39,623
                                                              ---------    ----------
  End of year...............................................  $  39,623    $  294,014
                                                              =========    ==========
Supplemental Information:
  Interest paid.............................................  $  76,525    $  145,472
                                                              =========    ==========
  Income taxes paid.........................................  $ 151,972    $    4,000
                                                              =========    ==========
  Noncash investing and financing:
     Property and equipment additions for long-term debt....  $      --    $    8,833
                                                              =========    ==========
     Note receivable for stock issued on exercise of
      options...............................................  $  35,000    $   17,500
                                                              =========    ==========

                       See notes to financial statements.

                        NEUTRAL POSTURE ERGONOMICS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                       YEARS ENDED JUNE 30, 1996 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business -- Neutral Posture Ergonomics, Inc. (the "Company") designs and manufactures ergonomic chairs, and sells to wholesale and retail customers nationwide. The Company's manufacturing facility is located in Bryan, Texas, and its primary product showroom is located at the Merchandise Mart in Chicago, Illinois. The Company has been operating under an exclusive license, along with one other licensee, until February 1997, when the Company became the sole licensee, for use of a specified patent in applications to industrial, laboratory and office chair use; this license may not be assigned or transferred. In March 1997, the Company acquired the patent (Note 7).

     Financial Statement Preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the periods. Differences from those estimates are recognized in the period they become known.

     Revenues are recognized as sales when products are shipped and title passes. As revenues are recognized, estimated warranty expenses are provided.

     Cash Equivalents are highly liquid investments with maturities at date of acquisition of three months or less.

     Inventories, consisting primarily of raw materials, are stated at the lower of cost (on the first-in, first-out method) or market.

     Property and Equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives ranging from three to seven years, or the related lease term if shorter.

     Financial Instruments consist of cash, accounts and notes receivable, payables and debt, the carrying values of which are a reasonable estimate of their fair values due to their short maturities or current interest rates.

     Research and Development Costs are expensed as incurred and were $352,000 and $224,000 in fiscal 1996 and 1997, respectively.

     Federal Income Taxes are not recorded by the Company for fiscal 1997 and a portion of fiscal 1996 because, effective April 1, 1996, the Company has elected taxation status as an S corporation under the Internal Revenue Code, with profits and losses reportable by the shareholders in their individual income tax returns. Deferred income taxes were provided prior to April 1, 1996, under the asset and liability method for temporary differences in the recognition of income and expense for tax and financial reporting purposes.

     Pro Forma Income Taxes represent the applicable pro forma adjustments for federal and state income taxes as if the Company had not been treated as an S Corporation in fiscal 1997 and a portion of fiscal 1996. Upon completion of the public offering, the Company will terminate its status as an S Corporation and will be subject to such income taxes.

     Pro Forma Net Income Per Common Share is based on the weighted average number of common shares and common equivalent shares from dilutive stock options outstanding during the period. Share and per-share amounts have been adjusted retroactively for the 19-for-1 stock dividend (accounted for as a stock split) which was effected in August 1997.

     Stock-Based Compensation arising from stock option grants is accounted for by the intrinsic value method under Accounting Principles Board Opinion No. 25 ("APB No. 25"). Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," requires

                        NEUTRAL POSTURE ERGONOMICS, INC.

expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. As permitted by SFAS No. 123, the Company continues to apply APB No. 25 to its stock-based compensation awards to employees and discloses the required pro forma effect on net income and earnings per share (Note 5).

2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                 JUNE 30,
                                                                   1997
                                                                ----------
Land........................................................    $   90,250
Building....................................................       534,750
Building improvements.......................................       119,099
Machinery and equipment.....................................       415,368
Furniture and fixtures......................................       305,240
Automobiles and trucks......................................       111,362
                                                                ----------
                                                                 1,576,069
Less accumulated depreciation...............................       366,467
                                                                ----------
Total.......................................................     1,209,602
Deposits on machinery and equipment.........................       225,337
                                                                ----------
Property and equipment -- net...............................    $1,434,939
                                                                ==========

3. DEBT AND CREDIT FACILITIES

     Long-term debt consists of the following:

                                                              JUNE 30,
                                                                1997
                                                              --------
Revolving line of credit, up to $2,000,000; interest at
  prime plus .5% (9% at June 30, 1997) payable monthly;
  principal due January 21, 1999............................  $     --
Note payable to bank in monthly installments of $5,300,
  including interest at 9.75% for the first 12 months and
  variable thereafter, maturing in May 2001.................   481,732
Term loan payable in monthly installments of $1,456,
  including interest at 8.25%, maturing in May 2011.........   143,824
Capital lease obligation, payable in variable monthly
  installments through October 1999, net of $891 discount
  based on interest at 10%, collateralized by the leased
  equipment.................................................     7,112
                                                              --------
Total long-term debt........................................   632,668
Less current portion........................................    26,077
                                                              --------
Long-term debt -- less current portion......................  $606,591
                                                              ========

                        NEUTRAL POSTURE ERGONOMICS, INC.

     Annual maturities of long-term debt -- less current portion at June 30, 1997, are as follows:

Year ending June 30:
     1999.................................................  $ 28,650
     2000.................................................    29,093
     2001.................................................   431,453
     2002.................................................     8,087
     2003.................................................     8,780
     Thereafter...........................................   100,528
                                                            --------
          Total...........................................  $606,591
                                                            ========

     Borrowings under the revolving line of credit are subject to borrowing base requirements and are collateralized by accounts receivable and inventories. The line of credit is subject to a quarterly commitment fee of .25% per annum on the difference between the commitment amount and the aggregate principal balance. The current credit facility is guaranteed by the two majority shareholders and terminates on January 21, 1999.

     Under the same facility, the Company has available a term line of credit up to $500,000 with interest payable monthly at prime plus .5%, with a maturity not in excess of five years, to finance the acquisition of additional machinery, equipment and molds to be used in the Company's operations. At June 30, 1997, no such loan was outstanding.

     In May 1996, the Company purchased an office, warehouse and manufacturing facility for $626,431. The Company issued a $500,000 variable interest rate note and a term note of $150,000 for capital improvements on the building. The notes are collateralized by the building, certain equipment and the assignment of certain insurance proceeds.

     The revolving line of credit and the notes require maintenance of specified levels of tangible net worth and other financial covenants and restrict additional borrowings, the purchase and disposal of assets, the payment of dividends, the purchase of treasury stock and other specified changes in the Company's business.

4. INCOME TAXES

     Since April 1, 1996, the Company has elected taxation status as an S corporation under the Internal Revenue Code, with profits and losses reportable by the shareholders in their individual income tax returns. Accordingly, there is no provision for federal income taxes in fiscal 1997 and a portion of fiscal 1996. The remaining net deferred tax asset of $2,004 at April 1, 1996, is written off to tax expense in fiscal 1996. Upon completion of the public offering, the Company will terminate its status as an S Corporation.

     Pro forma income tax adjustments represent the additional provision necessary for federal and state income taxes to be at the statutory rate in effect (at an effective rate of 37% before tax credits) as if the Company had not been treated as an S Corporation in fiscal 1997 and a portion of fiscal 1996.

     Pro forma income tax expense consists of the following:

                                                                1996        1997
                                                              --------    --------
Historical current (federal and state) tax expense            $134,629    $ 44,658
Deferred tax benefit                                            (8,036)         --
Pro forma federal income tax adjustment                          1,000     326,477
Historical current federal tax refunds from research and
  development tax credits related to prior years                    --     (78,442)
                                                              --------    --------
                                                              $127,593    $292,693
                                                              ========    ========

                        NEUTRAL POSTURE ERGONOMICS, INC.

     Significant items comprising the Company's deferred tax asset and liability in fiscal 1996, include differences primarily arising from allowances and accrued liabilities not currently deductible for tax purposes and for certain equipment additions that were currently deductible for tax purposes.

5. STOCK OPTION PLAN

     In April 1996, the Company adopted a Nonqualified Stock Option Plan (the "Plan") to remain in effect for ten years or expiration of the latest option period, whichever is later. The Plan authorizes the board of directors to grant up to 700,000 option shares. The Plan contains provisions upon dissolution, liquidation or merger of the Company to allow for immediate exercise of all issued and outstanding options. Upon adoption of the Plan in April 1996, the Company granted 500,000 options at $0.225 exercise price per share of which 200,000 options vested when granted and were exercised in June 1996, and the remaining 300,000 options vest in equal amounts over a period of three years. At April 30, 1997, an additional 100,000 options were exercised; at June 30, 1997, 200,000 options are outstanding and not exercisable, and 200,000 options are reserved for future option issuances.

     Under the terms of the option grants, at the election of the optionees, the Company loaned to the optionees amounts to cover a portion of the exercise price of the options and the related tax effects, and received from the optionees notes receivable of $64,450 and $106,225 in fiscal 1996 and 1997, respectively. These recourse notes bear interest at 7.5%, payable annually, and mature in 2000 and 2001.

     The Company applies the provisions of APB No. 25 and related Interpretations in accounting for its stock option plan. Deferred compensation of $237,500 was recorded for the 500,000 options granted, based on the $0.475 per share excess of the estimated fair value of the stock of $0.70 per share over the exercise price, and is amortized over the vesting period of one to three years. Amortization of deferred compensation of $106,875 and $47,500 for fiscal 1996 and 1997, respectively, is included in selling, general and administrative expenses. Had compensation cost for the Company's stock option plan been determined based on the fair value of the options at the grant date consistent with the method prescribed by SFAS No. 123, the Company's pro forma net income would have been reduced by $14,000 and $6,000 for fiscal 1996 and 1997, respectively.

     The fair value of options granted in fiscal 1996 was estimated at $0.535 per share on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 6.32%, no dividend yield, expected lives of five years and no expected volatility (because the Company's stock was not publicly traded).

6. CONCENTRATION OF RISKS

     The Company's revenues are derived principally from uncollateralized sales of chairs to customers.

     Revenues and accounts receivable from significant customers represent the following percentages of the Company's net sales and accounts receivable:

                                                         1996                   1997
                                                  -------------------    -------------------
                                                            ACCOUNTS               ACCOUNTS
                                                  SALES    RECEIVABLE    SALES    RECEIVABLE
                                                  -----    ----------    -----    ----------
General Services Administration.................   14%        12%         16%        15%
United Parcel Services..........................   23%        15%         10%         5%

     Because of the availability of other customers, management does not believe that the loss of any single customer would adversely affect the Company's operations.

                        NEUTRAL POSTURE ERGONOMICS, INC.

7. COMMITMENTS AND CONTINGENCIES

     Operating Leases -- The Company leases two showroom facilities under agreements classified as operating leases. These agreements require the Company to pay all executory costs (such as utilities and maintenance) incurred by the landlord. In July 1996, the Company terminated its lease of warehouse and office facilities due to the acquisition of new facilities in Bryan, Texas, in May 1996 (Note 3). The Company also has entered into operating leases for some of its office equipment.

     Future minimum payments under all noncancelable operating lease obligations, including an estimated pro rata share of operating expenses, as of June 30, 1997, are as follows:

    YEAR ENDING
      JUNE 30:
    -----------
      1998...............................................................  $ 55,881
      1999...............................................................    54,818
      2000...............................................................    56,419
      2001...............................................................    52,635
      2002...............................................................    38,691
                                                                           --------
      Total minimum lease payments.......................................  $258,444
                                                                           ========

     Rent expense for fiscal 1996 and 1997, totaled $63,211 and $26,007, respectively, which includes the Company's share of executory costs associated with its office leases.

     Tooling and Licenses -- In January 1997, the Company entered into an agreement with a third party to design and develop the molds to be utilized in the production process for approximately $400,000. The Company has paid approximately $150,000 through June 30, 1997, and expects to pay the remaining $250,000 upon completion of the molds in October 1997.

     Royalties -- In March 1997, the Company acquired the patent (Note 1) from Jerome C. Congleton for $30,000 and future royalties and now holds all rights to the patent. Royalties are based on 25% of net royalties collected by the Company from third parties for products manufactured, used or sold under license or sublicense of the patent.

     Legal Proceedings -- The Company is a party to certain legal proceedings related to patents and other matters arising in the ordinary course of business. Although the Company cannot predict the outcome of such proceedings with certainty, the Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse impact on its financial position.

                                     ******

                      [Picture of Dr. Jerome J. Congleton]

                   [Jerome J. Congleton, Ph.D., P.E., C.P.E.]

    ["I take pride in my designs. As a certified ergonomist, I believe that increased productivity can result from even the slightest nuance of change in a work environment. That is why my innovations make NPE a leader in the ergonomic industry."]

 [In 1995 and 1996, NPE was listed in Inc. Magazine's "Inc. 500" as one of the
   500 fastest growing privately held companies in America. In 1997, Rebecca Boenigk and Jaye Congleton were named Ernst & Young LLP's Entrepreneurs of the
                 Year in manufacturing in the Houston region.]

                   [Pictures of employees assembling chairs]

======================================================

     No dealer, salesperson, or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities to which it relates in any state to any person to whom it is unlawful to make such offer or solicitation in such state. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    6
Termination of Subchapter S Corporation
  Status...............................   12
Use of Proceeds........................   12
Dividend Policy........................   13
Dilution...............................   14
Capitalization.........................   15
Selected Financial Data................   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   17
Business...............................   21
Management.............................   28
Principal and Selling Shareholders.....   33
Certain Transactions...................   34
Description of Capital Stock...........   35
Shares Eligible for Future Sale........   37
Underwriting...........................   38
Legal Matters..........................   40
Experts................................   40
Additional Information.................   40
Index to Financial Statements..........  F-1

        Until November 14, 1997 (25 days after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

======================================================
======================================================

                                1,334,000 SHARES

                    [NEUTRAL POSTURE ERGONOMICS, INC. LOGO]

                                NEUTRAL POSTURE
                                ERGONOMICS, INC.

                                  COMMON STOCK
                                  ------------

                                   PROSPECTUS

                                  ------------
                            HUBERMAN FINANCIAL, INC.

                                OCTOBER 20, 1997

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